As filed with the Securities and Exchange Commission on December 11, 2019

Registration No. 333-235332

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM F-10

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SILVERCREST METALS INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

1040

(Primary Standard Industrial Classification Code Number, if applicable)

N/A

(I.R.S. Employer Identification No., if applicable)

570 Granville Street, Suite 501

Vancouver, British Columbia

Canada V6C 3P1

(604) 694-1730

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3100

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Anne Yong SilverCrest Metals Inc. 570 Granville Street Suite 501 Vancouver, British Columbia Canada, V6C 3P1 Tel: (604) 694-1730	Adam M. Givertz Christopher J. Cummings Paul, Weiss, Rifkind, Wharton & Garrison LLP Toronto-Dominion Centre 77 King Street West, Suite 3100 Toronto, Ontario Canada, M5K 1J3 Tel: (416) 504-0520	Graeme Martindale Borden Ladner Gervais LLP 1200 Waterfront Centre 200 Burrard St., P.O. Box 48600 Vancouver, British Columbia Canada V7X 1T2 Tel: (604) 640-4179	Bernard Poznanski Koffman Kalef LLP 885 W Georgia St., 19th floor Vancouver, British Columbia Canada, V6C 3H4 Tel: (604) 891-3606	James Guttman Kenneth Sam Dorsey & Whitney LLP TD Canada Trust Tower Brookfield Place, 161 Bay Street, Suite 4310 Toronto, Ontario Canada, M5J 2S1 Tel: (416) 367-7376

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

Province of British Columbia, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):

A.	☒	upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☐	at some future date (check the appropriate box below):
	1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
	2.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

SHORT FORM PROSPECTUS

New Issue	December 11, 2019

SILVERCREST METALS INC.

$80,080,000

11,000,000 Common Shares

SilverCrest Metals Inc. (the “Company”) is filing this short form prospectus (this “Prospectus”) to qualify the distribution (the “Offering”) of 11,000,000 common shares of the Company (each an “Offered Share”) at a price of $7.28 per Offered Share (the “Offering Price”). The Offered Shares will be sold pursuant to an underwriting agreement dated as of December 3, 2019 (the “Underwriting Agreement”) among the Company, National Bank Financial Inc. (the “Lead Underwriter”), Desjardins Securities Inc. (“Desjardins”) and Scotia Capital Inc. (collectively with the Lead Underwriter and Desjardins, the “Co-Lead Underwriters”) and Eight Capital, Canaccord Genuity Corp., PI Financial Corp., RBC Dominion Securities Inc., Cormark Securities Inc., BMO Nesbitt Burns Inc., Beacon Securities Limited and Roth Capital Partners, LLC (each, including the Co-Lead Underwriters, an “Underwriter” and collectively the “Underwriters”). The Offering Price was determined by negotiation between the Company and the Lead Underwriter, on behalf of the Underwriters, with reference to the prevailing market price of the issued and outstanding common shares of the Company (the “Common Shares”). See “Plan of Distribution”.

The outstanding Common Shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “SIL” and in the United States on the NYSE American LLC (the “NYSE American”) under the symbol “SILV”. On December 2, 2019, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was $7.64 and on NYSE American was U.S.$5.72. On December 10, 2019, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $8.12 and on NYSE American was U.S.$6.18. The TSX has conditionally approved the listing on the TSX of the Offered Shares issuable under this Prospectus (including the Over-Allotment Shares issuable on the exercise of the Over-Allotment Option (each capitalized term as defined below)), subject to the Company fulfilling all of the listing requirements of the TSX. The Company has applied to list on the NYSE American the Offered Shares issuable under this Prospectus (including the Over-Allotment Shares issuable on the exercise of the Over-Allotment Option). Listing will be subject to the Company fulfilling all of the listing requirements of the NYSE American.

Price: $7.28 per Offered Share

	Price to the Public	Underwriters’ Commission(1)	Net Proceeds to the Company(2)
Per Offered Share	$7.28	$0.364	$6.916
Total(3)	$80,080,000	$4,004,000	$76,076,000

(1)

The Company has agreed to pay the Underwriters a cash commission (the “Underwriters’ Commission”) equal to 5.0% of the gross proceeds of the Offering, provided that the Underwriters’ Commission will be 2.5% in respect of up to $5,000,000 of gross proceeds from Offered Shares sold to pre-identified purchasers agreed upon between the Company and the Lead Underwriter (the “President’s List”). The total Underwriters’ Commission set out above assumes no sales to the President’s List under the Offering. See “Plan of Distribution”.

(2)

After deducting the Underwriters’ Commission, but before deducting expenses of the Offering, including expenses in connection with the preparation and filing of this Prospectus, which are estimated to be $650,000 and which will be paid from the proceeds of the Offering and assuming no sales to the President’s List.

(3)

The Company has granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable by the Underwriters in whole or in part, at their sole discretion, upon giving written notice to the Company at any time and from time to time up to 30 days after the Closing Date (as defined below), to purchase up to an additional 1,650,000 Common Shares (the “Over-Allotment Shares”), to cover over-allotments, if any, and for market stabilization purposes. A purchaser who acquires Over-Allotment Shares issuable on the exercise of the Over-Allotment Option acquires those securities under this Prospectus regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full (assuming no sales to the President’s List), the total “Price to the Public”, “Underwriters’ Commission” and “Net Proceeds to the Company” will be $92,092,000, $4,604,600 and $87,487,400, respectively. See “Plan of Distribution”. This Prospectus qualifies the distribution of the Offered Shares offered for sale pursuant to the Offering, the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares issuable pursuant to the exercise of the Over-Allotment Option.

Unless the context otherwise requires, references in this Prospectus to Offered Shares include Over-Allotment Shares.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to initially offer the Offered Shares at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price of the Offered Shares to purchasers. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the terms and conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”.

The following table sets forth the number of Over-Allotment Shares issuable under the Over-Allotment Option.

Underwriters’ position	Maximum size or number of securities available	Exercise period or acquisition date	Exercise price or average acquisition price
Total Over-Allotment Shares issuable under Over-Allotment Option	1,650,000 Over-Allotment Shares	Up to 30 days after Closing Date	$7.28 per Over-Allotment Share

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering (the “Closing”) will take place on or about December 18, 2019, or such other date as may be agreed upon by the Company and the Underwriters, but in any event not later than 42 days following the date of a final receipt for this Prospectus (the “Closing Date”).

No certificate evidencing the Offered Shares distributed under this Prospectus will be issued to purchasers under this Prospectus, except in certain limited circumstances. The Offered Shares are expected to be deposited electronically with CDS Clearing and Depository Services Inc. (“CDS”) on the Closing Date through the non-certificated inventory system of CDS. Purchasers of Offered Shares under this Prospectus will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS Participant (as defined below) and from or through whom a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution”.

Investment in the Offered Shares being offered is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. You should carefully review the risks outlined in this Prospectus and in the documents incorporated by reference in this Prospectus, as well as the information under “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the Offered Shares. See “Risk Factors”.

Investors should rely only on the information contained in or incorporated by reference into this Prospectus. Neither the Company nor the Underwriters has authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. Neither the Company nor the Underwriters are making an offer of the Offered Shares in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the face page of this Prospectus. The Company’s business, operating results, financial condition and prospects may have changed since the date of this Prospectus. The Company does not undertake to update the information contained or incorporated by reference herein, except as required by applicable securities laws.

This Offering is made by a Canadian issuer that is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this short form prospectus in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with the International Accounting Standards Board’s International Financial Reporting Standards (“IFRS”) and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian or United States federal income tax laws to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares and related securities. See “Certain United States Federal Tax Considerations”.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of a province of Canada, that all of its officers and directors are not residents of the United States, that some or all of the underwriters or experts named herein are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States. See “Enforceability of Civil Liabilities Against Non-U.S. Persons”.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SHORT FORM PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Roth Capital Partners, LLC is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell or solicit offers to purchase the Offered Shares, directly or indirectly, into the United States and will not, directly or indirectly, sell or solicit offers to purchase the Offered Shares in Canada.

The Company is neither a “connected issuer” nor a “related issuer” of the Underwriters as defined in National Instrument 33-105—Underwriting Conflicts.

The Company’s head office is located at Suite 501—570 Granville Street, Vancouver, British Columbia V6C 3P1 and its registered office is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains or incorporates by reference “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents and, except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update these forward-looking statements if circumstances or management’s beliefs, expectations or opinions change. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. In addition, these statements include, but are not limited to the Company’s application to list on the TSX and NYSE American the Offered Shares, the proposed use of proceeds of the Offering, the expectation that the Offering will close and the timing of the Closing, the future price of commodities, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, timing of completion of technical reports and studies, success of exploration and development activities and mining operations, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and production operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the timing and possible outcome of litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of silver and gold, anticipated cost and the ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, volatility in the price of silver and gold, discrepancies between actual estimated production, mineral resources and metallurgical recovery, mining operational and development risks, regulatory restrictions, activities by governmental authorities and changes in legislation, community relations, the speculative nature of mineral exploration, the global economic climate, loss of key employees, additional funding requirements and defective title to mineral claims or property. While the Company has attempted to identify important factors that could cause actual actions, events or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including those disclosed in this Prospectus under “Risk Factors” as well as those factors disclosed under “Description of Business—Risk Factors” in the Company’s AIF (as defined below under “Documents Incorporated by Reference”) which is incorporated by reference herein and including, without limitation: volatility in market price of the Common Shares; changes to the intended use of proceeds of the Offering and timing and closing of the Offering; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar and United States dollar); uncertainty in the Company’s ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company’s exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PREPARATION OF FINANCIAL INFORMATION

As a Canadian company, the Company prepares its financial statements in accordance with IFRS. Consequently, all of the financial statements and financial information of the Company included or incorporated herein is prepared in accordance with IFRS, which is materially different than financial statements and financial information prepared in accordance with U.S. generally accepted accounting principles.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING THE USE OF MINERAL RESOURCE ESTIMATES

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports the mineral resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and are different from U.S. reporting standards under Industry Guide 7. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are currently governed by Industry Guide 7. This Prospectus includes or incorporates by reference estimates of mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. The Company reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under Industry Guide 7 and, generally, U.S. companies reporting pursuant to Industry Guide 7 have historically not been permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information included or incorporated by reference in this Prospectus concerning descriptions of mineralization and estimates of mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Industry Guide 7. Readers are cautioned not to assume that all or any part of Indicated Mineral Resources will ever be converted into mineral reserves recognized under NI 43-101 or Industry Guide 7. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. The quantity and grade or quality of Inferred Mineral Resources are estimated on the basis of limited geological evidence and sampling, and geological evidence is sufficient to imply but not verify geological and grade or quality continuity. Accordingly, a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in any publicly disclosed pre-feasibility or feasibility studies and can only be used in economic studies as provided under NI 43-101.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

The Company is incorporated under and governed by the Business Corporations Act (British Columbia). All of the Company’s directors and officers, and some or all of the underwriters or experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors and officers and experts under the United States federal securities laws. A final and conclusive in personam judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in British Columbia; however, a British Columbia court will enforce any such judgment only if several conditions are met. Those conditions include, among other things: (a) the British Columbia court has territorial competence and does not decline to exercise that territorial competence or, if it lacks territorial competence, exercises its discretion to hear the action; (b) the United States court in which the judgment was obtained had jurisdiction as recognized by the British Columbia court, (c) the judgment is not void or voidable under the laws of the United States court and was not obtained by fraud or in a manner contrary to the rules of natural justice; (d) if obtained by default, there is no manifest error on the face of the judgment; (e) the enforcement of the judgment is not contrary to public policy and does not constitute, directly or indirectly, the enforcement of laws characterized by a British Columbia court as being a revenue, expropriatory, penal or similar law; and (f) the action to enforce the judgment is commenced and maintained in accordance with the procedural requirements of, and within the applicable limitation periods under, British Columbia law. Furthermore, the British Columbia court may stay or decline to hear the action to enforce a judgment of a United States court pending an appeal or if there is any subsisting judgment in any jurisdiction relating to the same cause of action. The enforceability of a judgment of a foreign court is subject to, among other things, applicable bankruptcy, insolvency, moratorium, arrangement, winding-up and other similar laws generally affecting the enforcement of rights of creditors and the general principles of equity. However, there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with the Company’s registration statement on Form F-10 of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the Offering.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

References to “$” in this Prospectus are to Canadian dollars, unless otherwise indicated. References to “U.S.$” in this Prospectus are to United States dollars. On December 10, 2019, the Bank of Canada daily average rate of exchange for Canadian dollars and United States dollars was $1.00 = U.S.$0.7557 or U.S.$1.00 = $1.3233.

The following table sets forth, for each period indicated, the low and high exchange rates for United States dollar expressed in Canadian dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the rate of exchange as reported by the Bank of Canada for the conversion of one United States dollar into Canadian dollars:

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2017	2016	2019	2018
	($)	($)	($)	($)	($)
Low	1.2288	1.2128	1.2544	1.3038	1.2288
High	1.3642	1.3743	1.4589	1.3600	1.3310
Period End	1.3642	1.2545	1.3427	1.3243	1.2945
Average	1.2957	1.2986	1.3248	1.3292	1.2876

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Company, filed with, or furnished to, the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer, and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	the annual information form of the Company for the year ended December 31, 2018 (the “AIF”);

2.	the amended audited annual consolidated financial statements of the Company for the year ended December 31, 2018 and the auditor’s report thereon;

3.	the management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2018;

4.	the information circular dated April 12, 2019 with respect to the Company’s annual general meeting of shareholders held on May 30, 2019;

5.	the interim consolidated financial statements of the Company for the nine months ended September 30, 2019;

6.	the interim management’s discussion and analysis of financial condition and results of operations of the Company for the nine months ended September 30, 2019;

7.	the material change report dated January 17, 2019 of the Company with respect to the completion of a non-brokered private placement of 100,000 units at $2.92 per unit for gross proceeds of $292,000;

8.

the material change report dated July 24, 2019 of the Company with respect to the announcement of the “August Prospectus Offering” and the “SSR Private Placement” (each as defined under “Recent Developments”);

9.	the material change report dated August 19, 2019 of the Company with respect to the completion of the August Prospectus Offering;

10.	the material change report dated August 19, 2019 of the Company with respect to the completion of the SSR Private Placement;

11.	the material change report dated December 9, 2019 of the Company with respect to the announcement of the Offering;

12.

the technical report entitled “Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico”, effective May 15, 2019, as amended and dated July 19, 2019, prepared by James Barr, P.Geo., Hassan Ghaffari, P.Eng. and Mark Horan, P.Eng. (the “Las Chispas Preliminary Economic Assessment”); and

13.	the template version of the marketing materials for the Offering dated December 3, 2019.

Certain terms capitalized but not defined herein have the meanings ascribed to them in the AIF as the context may require.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus, and before the termination of the Offering, are deemed to be incorporated by reference into this Prospectus. In addition, any similar documents filed or furnished by the Company with the SEC in its periodic reports on Form 6-K or annual reports on Form 40-F and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in each case after the date of this Prospectus, shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part if and to the extent expressly provided in such reports. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part.

Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus are not incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at Suite 501—570 Granville Street, Vancouver, British Columbia V6C 3P1, telephone: 1-604-694-1730 or toll free: 1-866-691-1730, and are also available electronically at www.sedar.com.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as defined in National Instrument 41-101—General Prospectus Requirements) that are utilized by the Underwriters in connection with the Offering are not part of this Prospectus to the extent that the contents of template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus. Any template version of any other marketing materials filed on SEDAR at www.sedar.com after the date of this Prospectus but before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the marketing materials) is deemed to be incorporated by reference in this Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC, under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 relating to the Offered Shares. This Prospectus does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in this Prospectus or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company will provide to each person to whom this Prospectus is delivered, without charge, upon request to the Chief Financial Officer of the Company at Suite 501—570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1, telephone: 1-604-694-1730 or toll free: 1-866-691-1730, copies of the documents incorporated by reference in this Prospectus. The Company does not incorporate by reference in this Prospectus any of the information on, or accessible through, its website.

The Company files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Company’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, as well as from commercial document retrieval services. The Company’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus under “Documents Incorporated by Reference”, the Underwriting Agreement, the consents of the auditor, experts who authored technical reports on the Company’s mineral properties (N. Eric Fier, CPG, P.Eng, James Barr, P.Geo., Hassan Ghaffari, P.Eng., Mark Horan, P.Eng. and Tetra Tech Canada Inc.) and legal counsel, and the powers of attorney from the directors and certain officers of the Company, have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part.

ELIGIBILITY FOR INVESTMENT

In the opinion of Koffman Kalef LLP, counsel to the Company, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) in force as of the date hereof and all proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the Offered Shares, if issued on the date hereof, will be qualified investments for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a deferred profit sharing plan, a registered disability savings plan (“RDSP”) and a tax-free savings account (“TFSA”) as each of those terms is defined in the Tax Act provided that the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX).

Notwithstanding that the Offered Shares may be a qualified investment for a trust governed by an RRSP, RRIF, RESP, RDSP, or TFSA (each, a “Registered Plan”), the annuitant of an RRSP or RRIF, the subscriber under an RESP or the holder of a TFSA or RDSP, as the case may be, (the “Controlling Individual”) will be subject to a penalty tax in respect of Offered Shares held in the Registered Plan if the Offered Shares are a “prohibited investment” (as defined in the Tax Act) for the particular Registered Plan. The Offered Shares will be a “prohibited investment” for a Registered Plan if the Controlling Individual (i) does not deal at arm’s length with the Company for purposes of the Tax Act, or (ii) has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Company. Generally, a Controlling Individual will not be considered to have a “significant interest” in the Company provided that the Controlling Individual, together with persons with whom the Controlling Individual does not deal at arm’s length, does not own, directly or indirectly, at any time in the year 10% or more of the issued shares of any class of the Company or of any corporation related to the Company (for purposes of the Tax Act). In addition, the Offered Shares will not be a “prohibited investment” if the Offered Shares are “excluded property” as defined in the Tax Act for a Registered Plan.

Purchasers of Offered Shares should consult their own advisors to ensure that the Offered Shares would not be a prohibited investment in their particular circumstances.

SUMMARY BUSINESS OF THE COMPANY

The Company is a Canadian precious metals exploration company headquartered in Vancouver, British Columbia, that is focused on making new discoveries and value-added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately to operate high grade silver and/or gold mines in Mexico. The Company’s principal focus is currently its Las Chispas property (“Las Chispas”), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. Las Chispas is in a prolific mining area with nearby precious metal producers, and consists of 28 concessions totalling approximately 1,401 hectares.

The Company has a portfolio of three other mineral exploration properties, which are the Cruz de Mayo Property (Sonora, Mexico), Angel de Plata Property (Sonora, Mexico) and Estacion Llano Property (Sonora, Mexico).

Further information regarding the business of the Company, its operations and its mineral properties can be found in the AIF and the materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

RECENT DEVELOPMENTS

August Prospectus Offering

On August 15, 2019, the Company completed a public offering of 4,326,300 Common Shares at $5.85 per Common Share for gross proceeds of $25,308,855 pursuant to the Company’s prospectus dated August 7, 2019 (the “August Prospectus Offering”). The August Prospectus Offering was led by the Lead Underwriter and Desjardins on behalf of a syndicate of underwriters that included Cormark Securities Inc., PI Financial Corp., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Eight Capital, Beacon Securities Limited, Roth Capital Partners, LLC and Scotia Capital Inc. The Company paid the underwriters an aggregate cash commission of $1,252,942.

The following table compares the estimated and actual use of net proceeds from the August Prospectus Offering (other than working capital) to November 30, 2019:

Description of expenditure	Estimated cost (Cdn.$)(1)	Estimated cost (U.S.$)	Actual and accrued expenditures to November 30, 2019 (Cdn.$)(2)	Actual and accrued expenditures to November 30, 2019 (U.S.$)
Feasibility study	4,638,550	3,500,000	843,053	634,399
In-fill and expansion drilling	5,301,200	4,000,000	4,745,288	3,570,839
Underground exploration and development	5,963,850	4,500,000	3,172,914	2,387,624
Permitting and water rights	1,325,300	1,000,000	0	0

(1)	Based on the exchange rate of U.S.$1.00 = $1.3253 as at August 6, 2019 used in the prospectus for the August Prospectus Offering.
(2)	Based on the exchange rate of U.S.$1.00 = $1.3289 as at November 29, 2019.

SSR Mining Private Placement

In connection with the August Prospectus Offering, SSR Mining Inc. (“SSR Mining”) elected to exercise its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding Common Shares of the Company pursuant to an agreement dated November 28, 2018 between the Company and SSR Mining (the “SSR Agreement”). Accordingly, SSR Mining purchased pursuant to a separate non-brokered private placement (the “SSR Private Placement”) 780,000 Common Shares at $5.85 per Common Share for aggregate gross proceeds to the Company of $4,563,000.

In connection with the Offering, SSR Mining also has the right to maintain its pro rata ownership interest of up to 9.9% of the outstanding Common Shares of the Company pursuant to the SSR Agreement. The Company has agreed to extend the time period during which SSR Mining must exercise such right to 45 days from the date that the Company gives SSR Mining notice of the Offering.

Preliminary Economic Assessment

The Las Chispas Preliminary Economic Assessment with an effective date of May 15, 2019 was prepared for the Company by James Barr, P.Geo., Hassan Ghaffari, P.Eng. and Mark Horan, P.Eng., each of whom is a “qualified person” and “independent”, as such terms are defined in NI 43-101. Attached as Appendix A to this Prospectus is the extracted summary section from the Las Chispas Preliminary Economic Assessment which is subject to any updated information contained elsewhere in this Prospectus. The Las Chispas Preliminary Economic Assessment

is incorporated by reference herein and, for full technical details, reference should be made to the complete text of the Las Chispas Preliminary Economic Assessment.

The summary of the Las Chispas Preliminary Economic Assessment set out in Appendix A to this Prospectus does not purport to be a complete summary of Las Chispas and is subject to all the assumptions, qualifications and procedures set out in the Las Chispas Preliminary Economic Assessment and is qualified in its entirety with reference to the full text of the Las Chispas Preliminary Economic Assessment. Readers should read the summary in conjunction with the Las Chispas Preliminary Economic Assessment.

Las Chispas Property Updates

In the months of June and August 2019, the Company exercised its options to acquire the remaining optioned Las Chispas mineral concessions totalling 432.34 hectares and now owns 100% of all of the previously optioned Las Chispas mineral concessions.

In August 2019, the Company was granted a general explosives permit which allows the use of explosives on site in designated areas and is for life-of-mine duration on condition that standard policies are followed and conditions are met.

In August 2019, the Company acquired water rights with sufficient volumes to support the operation of a mine at Las Chispas, as outlined in the Las Chispas Preliminary Economic Assessment.

CONSOLIDATED CAPITALIZATION

As at September 30, 2019, the date of the Company’s most recently filed financial statements, there were 91,895,615 issued and outstanding Common Shares, outstanding warrants to purchase an aggregate of 2,965,401 Common Shares at prices ranging from $1.45 to $4.03 per Common Share and outstanding options to purchase an aggregate of 7,967,500 Common Shares at prices ranging from $0.16 to $8.21 per Common Share. Except as otherwise disclosed herein, there have been no material changes in the share and loan capital on a consolidated basis since September 30, 2019.

The following table shows the effect of the Offering on the issued capital of the Company. The following table should be read in conjunction with the Company’s most recently filed financial statements incorporated by reference in this Prospectus:

Designation of security	Amount authorized	Outstanding as at September 30, 2019	Outstanding as at September 30, 2019 after completion of the Offering(1)	Outstanding as at September 30, 2019 after completion of the Offering and assuming exercise of the Over-Allotment Option(1)
Common Shares	unlimited	91,895,615 shares	104,425,015 shares	106,075,015 shares

(1)	Includes 1,529,400 Common Shares issued upon the exercise of stock options and share purchase warrants during the period from October 1, 2019 to December 10, 2019.

USE OF PROCEEDS

Assuming that there is no exercise of the Over-Allotment Option, the Company expects to receive $75,426,000 in net proceeds from the Offering after deducting the maximum Underwriters’ Commission (assuming no sales to the President’s List) and the estimated expenses of the Offering of $650,000.

If the Over-Allotment Option is exercised in full, the Company expects to receive $86,837,400 in net proceeds after deducting the maximum Underwriters’ Commission (assuming no sales to the President’s List) and the estimated expenses of the Offering of $650,000.

The Company intends to use the estimated net proceeds of $75,426,000 (approximately U.S.$56,999,428) from the Offering (before giving effect to any exercise of the Over-Allotment Option) as follows:

Description of expenditure	Estimated cost (Cdn.$)	Estimated cost (U.S.$)(1)
For Las Chispas Property
Exploration infill and expansion drilling	30,000,000	22,671,000
Underground exploration and development	30,000,000	22,671,000
Surface infrastructure, permitting and development work	3,000,000	2,267,100
Road construction and access	1,000,000	755,700
Geophysics, environmental and sustainability	1,000,000	755,700
Prospective local property acquisitions and related exploration work	4,000,000	3,022,800
General working capital and administrative expenses	6,426,000	4,856,128

Total	75,426,000	56,999,428

(1)	Based on the exchange rate of $1.00 to U.S.$0.7557 referred to under “Currency Presentation and Exchange Rate Information”.

The Company is an exploration company and does not anticipate receiving any cash flow from operating activities in future periods. As of November 30, 2019, the Company’s estimated cash and cash equivalent is approximately $32.9 million and working capital is approximately $25.3 million. From December 31, 2018 to November 30, 2019, the Company’s working capital decreased by $17.8 million, primarily from cash used in operating activities of $8.5 million and cash used in exploration and evaluation assets of $39.1 million, offset by cash received from Common Share issuances of $32.4 million.

If the Over-Allotment Option is exercised, any additional net proceeds from the Offering would be allocated to general working capital.

Although the Company intends to use the net proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary depending on future developments in the Company’s mineral properties or unforeseen events.

The Company is in the business of mineral exploration, has had no history of revenue or earnings and has had negative operating cash flow from its operating activities during both its most recently completed financial year and to date. See “Risk Factors—Certain Risks Relating to the Company”.

Business Objectives and Milestones

The Company is a Canadian precious metals exploration company that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s precious metal districts. The Company’s ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating high grade silver and/or gold mines in Mexico.

For the last three fiscal years, the Company has been focused on its exploration program at Las Chispas located in the State of Sonora, Mexico. The Las Chispas Preliminary Economic Assessment is based on the Company’s February 2019 mineral resource estimate. The ongoing program at Las Chispas is expected to be completed by the first half of 2020 and will include the following activities:

•

completion of a feasibility study with site work by the first half of 2020. Site work includes metallurgical testing, geotechnical work and analysis, trade-off mining studies, ongoing environmental baseline work, tailings characterization, tailings underground backfill study and additional survey work;

•

expansion and infill drilling on multiple precious metal epithermal veins primarily on the high-grade Babicanora veins to support potential resource expansion and reserve estimation in a feasibility study;

•

in the first half of 2019, the construction of an exploration decline (Santa Rosa Decline, 4.5 metre by 4.0 metre) into the high-grade Area 51 zone of the Babicanora Vein was completed with a total length of 586 metres intersecting the Babicanora Vein. As of early November 2019, approximately 2,000 metres of underground development has been completed with 450 metres on the strike of the vein excavating an estimated 15,000 tonnes of mineralized material stockpiled on the surface for future processing. An estimated 500 metres of further underground development including infrastructure with 200 additional metres of vein drifting is planned by the end of 2019. Surface stockpiling of mineralized material for a total of approximately 20,000 tonnes is planned for 2019. In the first half of 2020, the Company anticipates an estimated 2,500 metres of development, including in-vein drifting and stockpiling;

•

on July 17, 2019, the Company received its operating permit (“MIA”) for Las Chispas for development, construction and operation of a 3,000 tonnes per day (maximum capacity) underground mine, conventional processing plant and subsequent dry stack tailings. The MIA is conditional on 30 standard requirements by the Secretaria de Medio Ambiente y Recuros Naturales designed to protect and monitor the environment, use of best management practices with respect to the environment, which requirements must be completed before construction and for life-of-mine. Work related to these requirements is planned and budgeted for the remainder of 2019 and the first half of 2020 and the associated costs have been reflected in the use of proceeds; and

•

as outlined in the Las Chispas Preliminary Economic Assessment, 22 typical permits and requirements are necessary to start operations. Two of these permits, including the MIA (which is the most significant permit), have been obtained. The remaining construction and operating permits should be obtained over the next two years, some before construction and the remainder before operations. Associated costs have been reflected in the use of proceeds.

Subject to completion of a successful feasibility study, the Company anticipates making a mine construction decision in mid-2020 with conceptual ground breaking in the second half of 2020 and initial production targeted for late 2021.

DESCRIPTION OF SECURITIES DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value. As at December 10, 2019, there were 93,425,015 Common Shares issued and outstanding. As of the Closing Date of the Offering, and assuming that the Offering is fully subscribed and that no further Common Shares are issued upon the exercise of outstanding options or warrants, the Company will have 104,425,015 Common Shares issued and outstanding (106,075,015 Common Shares if the Over-Allotment Option is exercised in full).

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated as of December 3, 2019 between the Company and the Underwriters, the Company has agreed to sell, and the Underwriters have severally and not jointly, nor jointly and severally, agreed to purchase, as principals, on the Closing Date, all but not less than all of the 11,000,000 Offered Shares at the Offering Price, payable in cash to the Company against delivery of the Offered Shares, subject to compliance with all of the necessary legal requirements and to the conditions contained in the

Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, nor joint and several, and may be terminated at their discretion on the basis of a material adverse change to the Company that is expected to have a material adverse effect on the market price of the Company’s Common Shares, a major financial occurrence that is expected to materially adversely affect the markets or business of the Company, an order to cease or suspend trading in any securities of the Company that has not been withdrawn, a proceeding which prevents or restricts trading of the securities of the Company or adversely affects or will adversely affect the financial markets or the business of the Company, and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement; provided that if any Underwriter fails to purchase the pro rata percentage of Offered Shares it agreed to acquire under the Underwriting Agreement, such number of Offered Shares is greater than 5% of the aggregate number of Offered Shares, and the remaining Underwriters do not exercise their right to acquire such Offered Shares, then the remaining Underwriters not in default shall be relieved of all obligations to the Company arising from such default. The Offering Price and other terms of the Offering were determined by arms’ length negotiation between the Company and the Lead Underwriter.

The Company has granted to the Underwriters the Over-Allotment Option, exercisable from time to time up to 30 days after the Closing Date in whole or in part, at the sole discretion of the Underwriters, to purchase the Over-Allotment Shares, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. A person who acquires Over-Allotment Shares issuable upon exercise of the Over-Allotment Option acquires such Over-Allotment Shares under this Prospectus regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The total gross proceeds payable in cash to the Company against delivery of the Offered Shares will be $80,080,000 ($92,092,000 if the Over-Allotment Option is exercised in full). The Company has agreed to pay a cash commission to the Underwriters in the amount equal to up to 5.0% of the gross proceeds of the Offering including gross proceeds realized on the sale of Over-Allotment Shares, if any, in consideration for services rendered, provided that the Underwriters’ Commission will be 2.5% in respect of up to $5,000,000 of gross proceeds from Offered Shares sold to purchasers on the President’s List. In addition, the Company has agreed to reimburse the Underwriters for expenses relating to clearance of the Offering with the Financial Industry Regulatory Authority, Inc., or FINRA, in an amount up to U.S.$20,000.

This Prospectus qualifies the distribution of the Offered Shares offered for sale pursuant to the Offering, the grant of the Over-Allotment Option, and the distribution of the Over-Allotment Shares issuable pursuant to the exercise of the Over-Allotment Option.

The Offered Shares will be offered concurrently in the United States and in all the provinces of Canada other than Québec pursuant to the multi-jurisdictional disclosure system adopted by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States and Canada through the Underwriters or their affiliates who are registered to offer the Offered Shares for sale in the United States and such provinces of Canada, as applicable, and such other registered dealers as may be designated by the Underwriters. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Offered Shares will be delivered under the book-based system through CDS or its nominee and deposited in electronic form with CDS on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer, broker, bank or other financial institution (each a “CDS Participant”) through which the Offered Shares are purchased. Unless a request for a certificate is made to the Company, no purchaser of Offered Shares will receive a certificate or other instrument from the Company, the Underwriters or CDS evidencing that person’s interest in or ownership of any Offered Shares, or will be shown on the records maintained by CDS, except through an agent that is a CDS Participant.

The Underwriters propose to initially offer the Offered Shares at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price of the Offered Shares to purchasers. If the selling price is reduced, the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the proceeds paid by the Underwriters to the Company.

The Common Shares are listed for trading on the TSX and NYSE American. The TSX has conditionally approved the listing on the TSX of the Offered Shares issuable under this Prospectus (including the Over-Allotment Shares issuable on the exercise of the Over-Allotment Option), subject to the Company fulfilling all of the listing requirements of the TSX. The Company has applied to list on the NYSE American the Offered Shares issuable under this Prospectus (including the Over-Allotment Shares issuable on the exercise of the Over-Allotment Option). Listing will be subject to the Company fulfilling all of the listing requirements of the NYSE American.

Pursuant to the rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Offered Shares are terminated, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restrictions are subject to certain exceptions including a bid for or purchase of Common Shares: (i) if the bid or purchase relates to market stabilization or market balancing activities and is made through the facilities of a recognized stock exchange, in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada; (ii) made for or on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriters, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period; and (iii) to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities on the TSX or NYSE American where the bid for or purchase of Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Company has agreed to indemnify each of the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities and expenses.

The Company has agreed with the Underwriters not to, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to, or announce any intention to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any additional Common Shares or any securities convertible or exchangeable into Common Shares, other than pursuant to (i) the exercise of the Over-Allotment Option or (ii) the grant or exercise of stock options and other similar issuances pursuant to any stock option plan or similar share compensation arrangements in place prior to the Closing Date, until 90 days after the Closing Date, without the prior written consent of the Lead Underwriter, such consent not be unreasonably withheld.

It is expected that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date specified on the cover page of this Prospectus, which will not be two business days following the date of the Prospectus (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares prior to the Closing Date will be required, by virtue of the fact that the Offered Shares will not settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade their Offered Shares prior to the Closing Date should consult their own advisors.

Roth Capital Partners, LLC is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell or solicit offers to purchase the Offered Shares, directly or indirectly, into the United States and will not, directly or indirectly, sell or solicit offers to purchase the Offered Shares in Canada.

Notice to Investors in the European Economic Area

The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In relation to each Member State of the European Economic Area (“Member State”), with effect from and including the date on which the Prospectus Regulation is directly effective in all Member States, the Offered Shares may not be offered or sold to the public in that Member State prior to the publication of a prospectus in relation to the Offered Shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the applicable competent authority in that Member State, all in accordance with the Prospectus Regulation, except that the Offered Shares may be offered to the public in that Member State at any time:

•	to persons or entities that are “qualified investors” as defined in the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than “qualified investors”), as permitted under the Prospectus Regulation, in each case subject to obtaining the prior consent of the Underwriters for any such offer; or

•	in any circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offering of Offered Shares shall result in a requirement for the publication of a prospectus by the Company or the Underwriters pursuant to Article 3 of the Prospectus Regulation or to supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In the case of any Offered Shares being offered to a financial intermediary, as that term is used in Article 5(1) of the Prospectus Regulation, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Offered Shares acquired by it in the Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Offered Shares to the public other than their offer or resale in a Member State to “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation or in circumstances in which the prior consent of the Underwriters has been obtained to each such proposed offer or resale. The Company, the Underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

For the purposes of this provision, the expression an “offer of Offered Shares to the public” in relation to any Offered Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Offered Shares.

PRIOR SALES

The following table sets out details of all Common Shares issued by the Company during the 12 months prior to the date of this Prospectus

Date	Number of Common Shares	Issue Price per Common Share	Reason for issuance
January 7, 2019	90,000	$0.16	Stock option exercise
January 10, 2019	100,000	$2.92	Private Placement
January 24, 2019	47,500	$1.45	Warrant exercise
January 29, 2019	40,000	$1.88	Stock option exercise
January 31, 2019	50,000	$1.45	Warrant exercise
February 4, 2019	50,000	$0.16	Stock option exercise
February 6, 2019	11,905	$1.45	Warrant exercise
February 19, 2019	40,000	$1.94	Stock option exercise
February 22, 2019	37,500	$2.37	Stock option exercise
February 27, 2019	18,000	$1.45	Warrant exercise
February 28, 2019	25,000	$0.16	Stock option exercise

Date	Number of Common Shares	Issue Price per Common Share	Reason for issuance
March 14, 2019	2,000	$1.45	Warrant exercise
March 20, 2019	15,000	$1.45	Warrant exercise
March 21, 2019	12,500	$2.37	Stock option exercise
March 28, 2019	75,000	$2.30	Stock option exercise
May 1, 2019	132,550	$1.45	Warrant exercise
May 2, 2019	142,450	$1.45	Warrant exercise
May 21, 2019	25,000	$2.30	Stock option exercise
May 27, 2019	11,800	$1.45	Warrant exercise
May 28, 2019	8,759	$1.45	Warrant exercise
June 6, 2019	3,440	$1.45	Warrant exercise
July 11, 2019	12,000	$1.45	Warrant exercise
July 24, 2019	75,000	$2.30	Stock option exercise
July 29, 2019	12,500	$1.94	Stock option exercise
July 29, 2019	7,500	$3.24	Stock option exercise
August 2, 2019	32,500	$1.88	Stock option exercise
August 2, 2019	12,500	$1.94	Stock option exercise
August 7, 2019	175,000	$0.16	Stock option exercise
August 7, 2019	24,000	$0.45	Warrant exercise
August 12, 2019	331,700	$0.45	Warrant exercise
August 15, 2019	4,326,300	$5.85	August Prospectus Offering
August 16, 2019	780,000	$5.85	SSR Private Placement
August 16, 2019	75,000	$2.30	Stock option exercise
August 22, 2019	43,300	$1.45	Warrant exercise
September 5, 2019	13,000	$1.45	Warrant exercise
September 9, 2019	34,500	$1.45	Warrant exercise
September 12, 2019	95,000	$1.45	Warrant exercise
September 19, 2019	47,500	$1.45	Warrant exercise
October 8, 2019	21,500	$1.45	Warrant exercise
October 8, 2019	10,000	$2.30	Stock option exercise
October 24, 2019	225,900	$2.29	Warrant exercise
November 1, 2019	12,000	$1.45	Warrant exercise
November 5, 2019	301,000	$1.45	Warrant exercise
November 6, 2019	24,000	$1.45	Warrant exercise
November 20, 2019	12,000	$1.45	Warrant exercise
November 22, 2019	187,000	$1.45	Warrant exercise
November 25, 2019	24,000	$1.45	Warrant exercise
November 26, 2019	20,000	$1.45	Warrant exercise
November 29, 2019	2,500	$1.45	Warrant exercise
December 2, 2019	12,000	$1.45	Warrant exercise
December 3, 2019	12,000	$1.45	Warrant exercise
December 5, 2019	527,500	$1.45	Warrant exercise
December 10, 2019	138,000	$1.45	Warrant exercise

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus.

Date of Grant	Type of Security Issued	Number of Common Shares issuable upon exercise or conversion	Exercise or conversion price per Common Share
December 14, 2018	Stock options	1,582,500	$3.24
January 10, 2019	Warrants	50,000	$4.03
May 30, 2019	Stock options	150,000	$4.54
September 4, 2019	Stock options	975,000	$8.21
October 17, 2019	Stock options	7,500	$7.89

TRADING PRICE AND VOLUME

The following table sets forth the monthly high and low prices and trading volumes of the Company’s Common Shares for the months indicated on the TSX Venture Exchange until August 29, 2019 and thereafter on the TSX to which the Company graduated:

Month	High ($)	Low ($)	Volume
December 2018	4.05	3.05	1,921,866
January 2019	4.89	3.73	3,273,800
February 2019	5.02	4.70	2,027,600
March 2019	4.97	4.34	1,942,900
April 2019	4.75	4.10	1,738,000
May 2019	4.78	3.99	4,270,980
June 2019	5.40	4.50	3,030,800
July 2019	7.24	4.87	5,146,000
August 2019	8.70	6.00	4,757,900
September 2019	8.73	6.67	5,099,800
October 2019	8.35	6.78	4,445,400
November 2019	7.94	6.88	8,691,600
December 2019 (to December 10)	8.25	7.35	3,480,100

The following table sets forth the monthly high and low prices and trading volumes of the Company’s Common Shares for the months indicated on the NYSE American:

Month	High (U.S.$)	Low (U.S.$)	Volume
December 2018	2.96	2.25	1,313,100
January 2019	3.72	2.76	1,822,500
February 2019	3.89	3.54	1,670,900
March 2019	3.80	3.23	1,440,400
April 2019	3.60	3.05	1,213,100
May 2019	3.74	2.96	1,398,529
June 2019	4.30	3.26	1,629,400
July 2019	5.65	3.74	3,883,400
August 2019	6.69	4.90	7,512,800
September 2019	6.55	5.05	7,360,200
October 2019	6.25	5.10	4,812,200
November 2019	5.97	5.21	6,419,400
December 2019 (to December 10)	6.21	5.54	3,067,200

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Offered Shares acquired pursuant to this Prospectus.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of common shares pursuant to this offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

THE FOLLOWING SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF SHARES AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. PROSPECTIVE HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE AND LOCAL, AND APPLICABLE FOREIGN, TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to this Prospectus that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are required to accelerate the recognition of any item of gross income with respect to Offered Shares as a result of such income being recognized on an applicable financial statement; (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company’s outstanding shares; (k) are U.S. expatriates or former long-term residents of the U.S.; (l) are subject to taxing jurisdictions other than, or in addition to, the United States; or (m) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, are urged to consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners). This summary does not address the tax consequences to any such entity or arrangement or partner (or other owner). Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes are urged to consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe certain potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares.

The Company believes that it was classified as a PFIC for its prior tax year, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for its current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a

PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Company’s PFIC status for the current year and future years cannot be predicted with certainty as of the date of this Prospectus. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Company. Each U.S. Holder is urged to consult its own tax advisor regarding the Company’s status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC for any tax year in which (a) 75% or more of the gross income of the Company for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of the assets of the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any of the Company’s subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of Offered Shares and the acquisition, ownership, and disposition of Offered Shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution received on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale, exchange or other taxable disposition of Offered Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any “excess distribution” received on such Offered Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Company’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Company’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

For each tax year that the Company qualifies as a PFIC as determined by the Company based on its reasonable analysis, the Company will make publicly available a “PFIC Annual Information Statement” as described in U.S. Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and all information and documentation that a U.S. Holder is required to obtain for U.S. federal income tax purposes in making a QEF Election with respect to the Company. Each U.S. Holder is urged to consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Offered Shares only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Offered Shares are “regularly traded” as described in the preceding sentence, the Offered Shares are expected to be marketable stock. The Company believes that its Offered Shares were “regularly traded” in the third calendar quarter of 2019 and expects that the Offered Shares should be “regularly traded” in the fourth calendar quarter of 2019. However, there can be no assurance that the Offered Shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders are urged to consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Offered Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Offered Shares, over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder is urged to consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders are urged to consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

In addition, a U.S. Holder who acquires Offered Shares from a decedent will not receive a “step up” in tax basis of such Offered Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder is urged to consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Offered Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Offered Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by the Company with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on Offered Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided the Company is eligible for the benefits of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Offered Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Offered Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder is urged to consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder is urged to consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Offered Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder is urged to consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

INTEREST OF EXPERTS

Information regarding experts is contained in the Company’s AIF under “Interest of Experts”.

In addition, James Barr, P.Geo., Hassan Ghaffari, P.Eng. and Mark Horan, P.Eng. are the authors of the Las Chispas Preliminary Economic Assessment. To the best of the Company’s knowledge, no registered or beneficial interest, direct or indirect, in any securities or other property of the Company was held by each of these experts when the Las Chispas Preliminary Economic Assessment was prepared, was received by each such expert after the preparation of the Las Chispas Preliminary Economic Assessment, or will be received by such expert.

RISK FACTORS

Investing in the Offered Shares involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Company’s business. Investors should carefully consider the information included or incorporated herein by reference in this Prospectus and the Company’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Company’s securities. There are various risks, including those discussed in the Company’s AIF which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company. The following risk factors, together with all of the other information included or incorporated by reference in this Prospectus, including information contained in the section entitled “Cautionary Note Regarding Forward-Looking Statements”, should be carefully reviewed and considered before a decision to invest in the Offered Shares is made.

Risks Relating to or Affecting the Offering

The market price of the Common Shares has experienced volatility and may be subject to fluctuation in the future based on market conditions.

There can be no assurance that an active market for the Common Shares will be sustained after the Offering. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices and specifically the price of silver and gold, other precious metal prices and other mineral prices, currency exchange fluctuation, and in the Company’s financial condition and results of operations as reflected in its quarterly earnings reports.

There can be no assurance that such fluctuations will not affect the price of the Company’s securities, and consequently purchasers of the Common Shares may not be able to sell Common Shares at prices equal to or greater than the price or value at which they purchased the Common Shares or acquired them by way of the secondary market.

The Company will have broad discretion in the use of proceeds of the Offering and may not use as investors may desire.

Although the Company intends to use the net proceeds from the Offering as set forth under “Use of Proceeds”, the actual allocation of the net proceeds may vary depending on future developments in the Company’s mineral properties or unforeseen events, or circumstances may arise in the future which require management to alter use of the proceeds or timing of use. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s financial results of operations may suffer.

An investment in the Common Shares is speculative and investors may lose their entire investment.

An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Future issuances of the Company’s securities may result in the dilution of present and prospective shareholdings.

In order to finance future operations and development efforts, the Company may raise funds through the issue of Common Shares or securities convertible into Common Shares. The Company cannot predict the size of future issues of Common Shares or securities convertible into Common shares or the effect, if any, that future issues and sales of the Common Shares will have on the market price of the Common Shares. Any transaction involving the issue of Common Shares, or securities convertible into Common Shares, could result in dilution, possibly substantial, to present and prospective holders of Common Shares and reduction in the value of their investment.

The Company has not paid dividends in the past and does not anticipate paying dividends in the near future.

No dividends on the Company’s Common Shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors of the Company after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

U.S. shareholders may face adverse U.S. federal income tax consequences if the Company is a PFIC.

If the Company is a “passive foreign investment company” or “PFIC” for any tax year that is included in the holding period of a U.S. Holder (as defined above) of the Offered Shares, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. The Company believes that it was classified as a PFIC for its prior tax year, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for its current tax year and may be a PFIC in future tax years. The Company’s actual PFIC status for any tax year, however, will not be determinable until after the end of such tax year. U.S. investors should consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see “Certain United States Federal Tax Considerations – Passive Foreign Investment Company Rules”.

Certain Risks Relating to the Company

The Company has a history of losses and may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis.

The Company has no history of revenue or earnings from operations. The Company is an exploration stage company and no cash flow or operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur. As such, the Company has had negative cash flow since the date of its incorporation and is subject to many risks common to such enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. The Company expects to continue to expend substantial financial and other resources on exploration and development of Las Chispas. These investments may not result in revenue or growth in the business. If the Company cannot eventually earn revenue at a rate that exceeds the costs associated with its business, it will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and its revenue growth rate may decline. There is no assurance that an investor will be successful in achieving a return on an investment in the Common Shares of the Company and the likelihood of success must be considered in light of its early stage of development. If the Company fails to eventually earn revenue, its business, results of operations, financial condition and prospects could be materially adversely affected.

The Company may be unable to raise the capital necessary for it to execute its strategy on favourable terms or at all.

The Company will require additional financing to advance beyond the currently planned surface and underground exploration programs at Las Chispas in order to develop Las Chispas and achieve commercial production. Additional funds may not be available when the Company needs them, on terms that are acceptable, or at all. If adequate funds are not available to the Company on a timely basis, it may be unable to proceed with future exploration and development of Las Chispas or with other exploration, development or acquisition of property interests to carry out its business plan, as desired, which could materially affect the Company’s business, results of operations, financial condition and prospects.

There is no assurance that the Company’s exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or develop new resources.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral resources on Las Chispas, the Company does not have any properties with mineral resources.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals, and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Mineral resources estimates are based on interpretations and assumptions that may not be accurate.

There are numerous uncertainties inherent in estimating quantities of mineral resources and grades of mineralization, including many factors beyond the Company’s control. In making determinations about whether to advance a project to development, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Mineral resources or other mineralization estimates may not be accurate.

Any material changes in mineral resources estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Estimates of mineral resources have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and other precious metals may render portions of the Company’s resources uneconomic.

Development plans and cost estimates for Las Chispas may vary or not be achieved.

The Las Chispas Preliminary Economic Assessment includes estimates of future production, development plans, operating costs and capital costs and other economic and technical estimates for Las Chispas. These estimates are based on a variety of factors and assumptions and there is no assurance that such production plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors, many of which are not within the Company’s control.

The Las Chispas Preliminary Economic Assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Consequently, there is no certainty that the results set out in the Las Chispas Preliminary Economic Assessment would be realized.

The Company may be involved in disputes related to its contractual interests in certain properties.

The Company is a party to agreements pursuant to which it may earn interests in certain properties. Title to such properties may be held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay, indefinite postponement of further exploration and development of properties or the possible loss of such properties.

Enforcement of judgments against the Company or its officers or directors may be difficult.

The Company is organized under the laws of, and headquartered in, British Columbia, Canada and none of its directors and officers are residents of the United States. All of the Company’s assets are located outside of Canada and the United States. As a result, it may be difficult for investors to enforce within Canada or the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of applicable securities laws. In addition, there is uncertainty as to whether the courts of Mexico and other jurisdictions would recognize or enforce judgments of United States or Canadian courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or Canada, or be competent to hear original actions brought in Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or Canada. Further, any payments as a result of judgments obtained in Mexico would be in pesos and service of process in Mexico must be effectuated personally and not by mail.

The Company’s operations are subject to extensive environmental, health and safety regulations.

The Company’s operations are subject to extensive laws and regulations governing environmental protection and employee health and safety promulgated by governments and government agencies. Environmental regulation provides for restrictions on, and the prohibition of, spills and the release and emission of various substances related to mining industry operations which could result in environmental pollution.

Environmental laws and regulations are complex and have become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge the Company’s future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the enforcement of, and fines and penalties for, non-compliance are becoming more stringent. In addition, certain types of operations require environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.

Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

There has been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. If legislation restricting or prohibiting the use of cyanide techniques were to be adopted in a region in which the Company relies on the use of cyanide, it would have a significant adverse impact on the Company’s results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations. While the health and safety of its people and responsible environmental stewardship are top priorities for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

The Company’s future success depends on its relationships with the communities in which it operates.

The Company’s relationships with the communities in which the Company operates are critical to ensuring the future success of existing operations and the construction and development of future projects. There is an increasing level of public interest worldwide relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics and attempt to interfere with the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or their operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact the Company’s relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Violence and other criminal activities in Mexico could have an adverse effect on the results and the financial condition of the Company.

Certain areas of Mexico have experienced outbreaks of localized violence, thefts, kidnappings and extortion associated with drug cartels and other criminal organizations in various regions. Any increase in the level of violence, or a concentration of violence in areas where the projects and properties of the Company are located, could have an adverse effect on the results and the financial condition of the Company.

The Company may not be able to complete acquisitions it pursues and any completed acquisitions or business arrangements may ultimately not benefit its business.

As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

The mining industry is very competitive.

The Company competes with other exploration and production companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities, or are further advanced in their development or are significantly larger and have access to greater mineral resources than the Company, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If the Company is unsuccessful in acquiring additional mineral properties or qualified personnel, it may not be able to grow at the rate it desires, or at all.

The Company’s competitors may be able to devote greater resources to the expansion and efficiency of their operations or respond more quickly to new laws and regulations or emerging technologies than the Company. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

Reputational damage could adversely affect the Company’s operations and profitability.

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity (for example, with respect to the Company’s handling of environmental matters or dealings with community groups). The increased use of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities. The Company does not ultimately have direct control over how it is perceived by others and reputational damage could adversely affect the Company’s operations and profitability.

Lack or delay of necessary infrastructure could adversely affect the Company’s operations and profitability.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s projects will be commenced or completed on a timely basis, if at all, that the resulting operations will achieve the anticipated production volume, or that the construction costs and ongoing operating costs associated with the exploration and/or development of the Company’s projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

The Company is subject to government regulation and failure to comply could have an adverse effect on the Company’s operations.

The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial, and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business; however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

The Company may not be successful in obtaining and renewing government permits.

In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

The Company’s operations are are subject to foreign currency exchange fluctuations which could result in foreign exchange losses.

Operations in Canada and Mexico are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issues which are priced in Canadian dollars, cash flow from operations is received in U.S. dollars and the majority of the exploration costs of the Company are denominated in United States dollars or Mexican Pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

The Company may not be successful in maintaining internal control over financial reporting.

The Company documents and tests its internal control procedures in order to maintain adequate internal control over our financial reporting and satisfy the requirements of applicable regulations, including Section 404 of the Sarbanes Oxley Act of 2002 (the “Sarbanes Oxley Act”) in the United States. The Sarbanes Oxley Act requires, among other things, an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and management may not be able to conclude, on an ongoing basis, that the Company has effective internal control over financial reporting in accordance with applicable regulations. The Company’s failure to satisfy the requirements of applicable regulations on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm the Company’s business and negatively impact the trading price or the market value of the Company’s securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause the Company to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in the Company’s acquired operations. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require the Company to continue to monitor its internal control over financial reporting. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful.

The Company may be involved in litigation which may have a material adverse impact on the Company’s operations and financial condition.

The Company is subject to various claims and legal proceedings, including adverse rulings in current or future litigation against it or its directors or officers. These claims may be subject to various uncertainties and it is possible that some of these claims may be resolved unfavourably. The Company carries liability insurance coverage and establishes reserves for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on the Company’s operations and financial condition.

The Company may use certain financial instruments that subject it to a number of inherent risks.

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in gold and silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Risks relating to the Company’s status as a “foreign private issuer” under U.S. securities laws.

The Company is a “foreign private issuer”, under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

Risks relating to the Company’s status as an “emerging growth company” under U.S. securities laws.

The Company is an “emerging growth company” as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of U.S.$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three-year period, issued more than U.S.$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the U.S. Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be U.S.$700 million or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. The Company take advantage of some, but not all, of the available exemptions available to emerging growth companies. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition and results of operations.

MATERIAL CONTRACTS

The following are contracts material to the Company that have been entered into since the AIF:

1.	Underwriting agreement dated July 26, 2019 in respect of the August Prospectus Offering; and

2.	Underwriting Agreement dated December 3, 2019 in respect of the Offering.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by Koffman Kalef LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to United States legal matters and on behalf of the Underwriters by Borden Ladner Gervais LLP with respect to Canadian legal matters and by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to United States legal matters.

Koffman Kalef LLP has provided the opinion under “Eligibility For Investment”. As at the date hereof, the “designated professionals” (within the meaning of applicable securities legislation) of Koffman Kalef LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Common Shares. Bernard Poznanski, whose law corporation is a partner of Koffman Kalef LLP, is the Corporate Secretary of the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Davidson & Company LLP, Chartered Professional Accountants, of 1200-609 Granville Street, Vancouver, British Columbia V7Y 1G6. Davidson & Company LLP reports that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Exchange Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (U.S.).

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

Appendix A

Executive Summary from the Las Chispas Preliminary Economic Assessment

1.0 SUMMARY

1.1	Introduction

SilverCrest Metals Inc. (SilverCrest) retained Tetra Tech Canada Inc. (Tetra Tech) to prepare a National Instrument 43-101 (NI 43-101) Technical Report and Preliminary Economic Assessment (PEA) for the Las Chispas Property (Las Chispas or the Property), located in the State of Sonora, Mexico. The effective date of this PEA is May 15, 2019 and the effective date of the Mineral Resource Estimate is February 8, 2019.

1.2	Property Description, Ownership and History

Las Chispas is the site of historical production of silver (Ag) and gold (Au) from narrow high-grade veins in numerous underground mines dating back to approximately 1640. The bulk of historical mining occurred between 1880 and 1930 by Minas Pedrazzini Gold and Silver Mining Company (Minas Pedrazzini). Minimal mining activity is believed to have been conducted on the Property since this time. In 1910, annual production for three years trailing ranged between 3,064 and 3,540 t with average grades of 1.29 ounces per tonne of gold and 173 ounces per tonne of silver over the period. High grades in the mine are a result of the concentration and formation of numerous primary and secondary silver sulphides; mainly argentite, acanthite, stephanite, polybasite, and pyrargyrite. Numerous world-class mineral specimens from the mine were donated to museums and educational institutions.

Historical mining was conducted along three main structures that are identified by SilverCrest as the Las Chispas Vein, the William Tell Vein, and the Babicanora Vein. Each of these structures has various extents of underground development and many of the workings are restricted to small-scale development on one or two working levels. The most extensive development appears to be along the Las Chispas Vein; historical mining has occurred over a strike length of approximately 1,250 m to a maximum depth of approximately 350 m. Mining at Las Chispas targeted high-grade mineralization through a series of interconnected stopes. An adit was driven into the Babicanora Vein in the 1860’s. Mining was conducted in the hanging wall of the vein at various historic periods. Small-scale mining was also conducted from three, 30 m tunnels at the La Victoria Prospect, located on the southwest portion of the Property.

SilverCrest has gained access to many of the historical workings through extensive mine rehabilitation of approximately 11 km of a known 11.5 km of underground development. Rehabilitation is now complete with access to nine levels (approximately 900 vertical feet) on the Las Chispas Vein.

Access to the Property is good. An upgraded 10 km dirt road connects to the paved Highway 89. Highway 89 connects to Hermosillo, approximately 220 km to the southwest; to Cananea, 150 km to the north; or to Tucson, Arizona, approximately 350 km to the northwest. Nearby communities include Banamichi, located 25 km to the south, which is the service community for the nearby Santa Elena Mine operated by First Majestic Silver Corp. (First Majestic) and Arizpe, located 12 km to the north of the main property gate. The Mercedes Mine operated by Premier Gold Mines Limited (Premier Gold), is located 33 km northwest of Las Chispas.

The Property comprises 28 mineral concessions totaling 1,400.96 ha. Compañia Minera La Llamarada S.A. de C.V. (LLA), a Mexican wholly-owned subsidiary of SilverCrest, has acquired title to, or entered into option agreements to purchase with five concession holders. SilverCrest owns approximately two thirds of the surface rights covering its optioned mining concessions. A 20-year lease agreement for land access and exploration activities for the remaining one third of the surface rights on the mineral concessions is in place with the local Ejido (Ejido Bamori).

All current Mineral Resources are on SilverCrest controlled surface and mining concessions. The map shown in Figure 1-1 shows the Property layout including mineral concessions and surface rights ownership.

Figure 1-1:        Las Chispas Property and Mineral Concessions Map

1.3	Deposit Type

The mineral deposits are classified as low to intermediate sulphidation epithermal veins, stockwork, and breccia zones, where silver mineralization is present as primary minerals argentite/acanthite and secondary minerals stephanite, polybasite, and pyrargyrite/proustite. Gold concentration is related to silver mineralization and may occur in trace quantities within the silver-sulphosalts, in addition to an electrum phase. Historical records document the irregular ore shoots of extreme high-grade mineralization that often occur in contact with, and likely in relation to, zones of leached and barren quartz and calcite filled fractures. Dufourcq (1910) describes these zones as commonly occurring horizontally and are a result of leaching, concentrating, and redistributing the primary silver sulphides.

The deposits have been emplaced through a felsic to more mafic volcaniclastic sequence associated with volcanism of the upper portion of the Lower Volcanic Series, a dominant member of the Sierra Madre Occidental terrane which hosts similar deposits in northeastern portions of the state of Sonora and northwestern portions of the state of Chihuahua.

1.4	Exploration and Drilling

Minefinders Corporation Ltd. (Minefinders) conducted previous exploration work on the Property between 2008 and 2011; however, this exploration work was limited by mineral concession rights. Regional activities consisted of geologic mapping and a geochemical sampling program totaling 143 stream sediment and bulk leach extractable gold (BLEG) samples; 213 underground rock chip samples; and 1,352 surface rock chip samples. The work was successful in identifying three gold targets along the 3 km long structural zone. The most prospective of these targets was interpreted to be an area between the Las Chispas Vein and the Babicanora Vein. Minefinders focused on the furthest western extension of the Babicanora Vein called El Muerto, which is the only part of the trend that was acquired by concession and accessible for exploration work. Minefinders drilled seven reverse circulation (RC) holes, totaling 1,842.5 m from the road to the west and off the main mineralized trends. The program returned negative results and Minefinders dropped the Property in 2012.

SilverCrest Mines Inc. (now a subsidiary of First Majestic), through its subsidiary Nusantara de Mexico S.A. de C.V., executed option agreements to acquire rights to 17 mineral concessions in September 2015. On October 1, 2015, these mineral concessions were transferred to SilverCrest Metals subsidiary LLA further to an arrangement agreement among SilverCrest Metals Inc., SilverCrest Mines Inc., and First Majestic. After October 2015, LLA obtained the rights to 11 additional mineral concessions.

Before SilverCrest acquired the Las Chispas Property in October 2015, no drilling had been completed on the northwest to southeast mineralized trend that contains the Las Chispas and Babicanora areas.

SilverCrest began exploration work on the Property in February 2016 with a primary focus on the Las Chispas, William Tell, and Babicanora veins. From February to October 2016, the Phase I exploration program consisted of initial core drilling in the Las Chispas area, surface and underground mapping and sampling, and rehabilitating an estimated 6 km of underground workings. From November 2016 to February 2018, the Phase II exploration program consisted of additional drilling, surface and underground mapping and sampling, further rehabilitation of 4 km of underground workings, plus auger and trenching of surface historic waste dumps. The Phase III exploration program commenced in February 2018 and is currently ongoing as of the effective date of this PEA. The Phase III exploration program has so far consisted of drilling, additional surface and underground mapping and sampling, and rehabilitation of 1 km of underground workings to complete the underground rehabilitation program of 11 km. The extensive mapping and sampling program being undertaken by SilverCrest has identified that many of the mineralized showings are narrow and high-grade, low to intermediate sulphidation epithermal deposits hosted in volcaniclastic rocks. Up to February 8, 2019, the completed Phase I, Phase II, and partial Phase III surface and underground drill programs total approximately 117,057.65 m in 439 core holes.

The Phase I core drilling of 22 holes totaling 6,392.6 m and 4,227 samples targeted near surface mineralization and lateral extensions of previously mined areas in the Las Chispas Vein, in addition to the William Tell Vein and the La Victoria Prospect. The Phase II core drilling of 161 drill holes totaling 39,354.60 m and 22,899 samples targeted unmined portions of the Las Chispas Vein, delineation of the Giovanni, Giovanni Mini, La Blanquita, and other unnamed veins, in addition to exploration of the La Varela Vein, all within the Las Chispas Area. Drilling of the Babicanora Vein focused on delineating the down plunge and vertical extents of the Babicanora Vein, in addition to exploratory drilling on the Amethyst Vein and the Granaditas Target, all within the Babicanora Area. The Phase III core drilling of 256 drill holes totaling 71,310.45 m and 33,551 samples targeted the Babicanora, Babicanora Norte, Babicanora Sur, Luigi, and Granaditas veins as well as continuing to delineate the down plunge and vertical extents of the Babicanora Hanging Wall (HW) Vein and Footwall (FW) Vein.

Drilling on the Babicanora Vein has identified significant silver and gold mineralization along a regional plunging trend that has been named the Area 51, based on anchor mineral intersection in hole BA17-51. The Area 51 Zone measures approximately 800 m along strike, 300 m vertically, and remains open down plunge. The top of Area 51 is located at approximately the same elevation as the valley bottom, or 200 vertical metres from the ridge crest. Within the Area 51 Zone, a high-grade shoot named Shoot 51, has been delineated by drilling to be approximately 300 by 250 m and represents a high-grade core of mineralization with silver equivalent (AgEq) grades greater than 1,000 gpt on a vein composite basis and minimum true thickness of 1.5 m.

Table 1-1 shows select highlights of the Phase III drilling results. The locations of SilverCrest’s drilling in the Las Chispas Area is shown in Figure 1-2 and in the Babicanora Area in Figure 1-3. Surface collar locations were initially surveyed using a handheld global positioning system (GPS) unit and then by a professional surveyor using a differential Trimble GPS. All drill hole inclinations were surveyed utilizing single-shot measurements with a Flex-it® tool. Underground collar locations were surveyed relative to the underground survey network, which has been tied in by a professional survey contractor.

Table 1-1:	Las Chispas Most Significant Drill Hole Results for Recent Phase III (September 2018 to February 2019)(3,4,5,6)

Vein	Hole No.	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au (gpt)	Ag (gpt)	AgEq* (gpt)
Babicanora	BA18-93	300.5	304.6	4.1	3.8	6.78	1,091	1,599
Babicanora	incl.	302.4	304.6	2.2	2.0	8.97	1,505	2,177
Babicanora	BA18-94	307.4	312.0	4.6	3.5	33.06	2,092	4,570
Babicanora	incl.	310.2	311.3	1.1	0.8	80.65	6,573	12,622
Babicanora	BA18-95	294.0	308.2	14.2	11.1	3.99	580	879
Babicanora	incl.	296.0	298.7	2.7	2.1	8.01	1,250	1,850
Babicanora	incl.	303.1	304.2	1.1	0.9	25.5	2,381	4,293
Babicanora	BA18-96	200.2	214.4	14.1	9.9	14.40	2,132	3,212
Babicanora	incl.	204.1	210.5	6.4	4.5	30.28	4,498	6,769
Babicanora	incl.	208.5	209.5	1.0	0.7	102.15	12,757	20,418

table continues...

Vein	Hole No.	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au (gpt)	Ag (gpt)	AgEq* (gpt)
Babicanora	BA18-97	294.0	296.0	2.0	1.5	2.52	454	643
Babicanora	incl.	294.0	295.0	1.0	0.7	4.57	821	1,164
Babicanora	BA18-110	370.0	373.6	3.7	3.3	3.72	451	730
Babicanora	incl.	373.1	373.6	0.6	0.5	14.55	1,640	2,731
Babicanora	BA18-112	205.9	206.6	0.7	0.6	0.65	174	223
Babicanora	BA18-113	137.2	140.4	3.3	2.9	1.08	365	445
Babicanora	BA18-114	289.0	293.2	4.2	3.0	5.37	998	1,401
Babicanora	incl.	291.1	292.2	1.1	0.8	11.95	1,860	2,756
Babicanora	incl.	309.1	311.2	2.1	1.5	2.49	226	413
Babicanora	BA18-115	172.7	177.4	4.7	4.3	0.73	149	204
Babicanora	BA18-116	318.9	321.6	2.8	2.4	4.30	1,572	1,894
Babicanora	incl.	320.0	320.8	0.8	0.7	6.38	4,160	4,639
Babicanora	BA18-118	219.6	226.1	6.5	4.0	0.50	211	249
Babicanora	BA18-119	351.8	352.3	0.5	0.4	0.78	106	164
Babicanora	incl.	362.6	364.1	1.5	1.2	5.44	774	1,182
Babicanora	BA18-120	185.8	195.0	9.2	8.6	0.98	409	483
Babicanora	BA18-122	194.3	207.5	13.2	9.3	39.66	3,361	6,336
Babicanora	incl.	194.3	194.8	0.5	0.4	252	9,740	28,640
Babicanora	incl.	198.9	200.2	1.3	0.9	92.7	7,570	14,522
Babicanora	incl.	205.4	206	0.6	0.4	47.3	7,760	11,307
Babicanora	incl.	224.8	226.8	1.9	1.4	6.01	722	1,173
Babicanora	BA18-123	260.8	264.6	3.9	3.1	12.58	326	1,269
Babicanora	incl.	262.5	263.1	0.6	0.5	81.80	540	6,675
Babicanora	BA18-124A	240.6	241.4	0.8	0.7	1.38	151	254
Babicanora	BA18-125	207.2	208.7	1.5	1.2	1.81	34	170
Babicanora	BA18-126	428.0	429.5	1.5	1.2	11.29	1,037	1,885
Babicanora	incl.	428.0	428.5	0.5	0.4	30.70	2,760	5,062
Babicanora	BA18-128	334.2	337.4	3.2	2.6	3.33	357	607
Babicanora	incl.	334.2	335.8	1.7	1.4	5.10	951	959
Babicanora	BA18-131	277.5	284.0	6.5	4.2	9.99	837	1,586
Babicanora	incl.	280.3	281.7	1.4	0.9	35.70	2,670	5,347
Babicanora	BA18-132	205.7	210.8	5.1	3.3	11.47	1,314	2,174
Babicanora	incl.	207.2	208.9	1.7	1.1	14.96	1,666	2,788

table continues...

Vein	Hole No.	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au (gpt)	Ag (gpt)	AgEq* (gpt)
Babicanora	incl.	210.3	210.8	0.5	0.3	36.90	4,100	6,867
Babicanora	BA18-133	227.8	229.2	1.4	1.0	64.25	11,020	15,839
Babicanora	incl.	228.3	229.2	0.9	0.6	96.30	16,721	23,943
Babicanora	BA18-134	179.8	181.4	1.6	1.6	0.06	175	179
Babicanora	BA19-139	262.5	264.2	1.7	1.5	0.05	296	300
Babicanora	BA19-142	431.4	432.9	1.5	1.3	15.57	1,526	2,694
Babicanora	incl.	431.9	432.4	0.5	0.4	31.30	3,100	5,448
Babicanora Central	UB18-14	92.2	99.1	6.9	5.1	4.16	197	510
Babicanora Central	incl.	96.0	96.5	0.5	0.4	10.80	458	1,268
Babicanora Central	UB18-15	64.5	66.9	2.4	1.8	0.10	192	197
Babicanora Central	UB18-16	21.1	21.6	0.5	0.4	2.05	5	159
Babicanora Central	UB18-17	66.6	75.5	8.9	6.3	0.21	330	346
Babicanora Central	UB18-18	70.8	73.7	2.9	2.6	9.84	236	974
Babicanora Central	UB18-20	91.5	93.0	1.5	1.0	2.73	40	245
Babicanora Central	UB18-21	39.8	48.0	8.3	7.8	0.95	408	479
Babicanora Central	incl.	46.5	48.0	1.5	1.4	0.14	1,917	1,928
Babicanora Central	UB18-22	48.0	57.0	9.0	9.0	2.09	353	509
Babicanora Central	incl.	49.5	51.0	1.5	1.5	1.90	933	1,076
Babicanora Central	UB18-23	37.1	51.0	13.9	13.9	1.42	208	314
Babicanora Central	incl.	50.0	51.0	1.0	1.0	16.40	349	1,579
Babicanora FW	BA18-115	208.7	209.2	0.5	0.5	9.81	935	1,671
Babicanora FW	BA18-120	225.5	226.0	0.5	0.5	0.98	409	483
Babicanora FW	BA18-122	224.8	225.4	0.7	0.6	17.6	2,110	3,430
Babicanora FW	BA18-128	342.7	343.7	1.0	0.8	5.13	543	927
Babicanora FW	incl.	343.2	343.7	0.5	0.4	9.57	997	1,714
Babicanora FW	BA18-134	192.5	194.5	2.0	2.0	1.18	149	238
Babicanora FW	BA19-142	435.6	436.1	0.5	0.4	2.55	268	459
Babicanora FW	UB18-14	34.0	36.0	2.0	1.0	1.21	143	234
Babicanora FW	UB18-18	5.1	6.2	1.1	1.0	1.59	128	247
Babicanora FW	UB18-19	3.5	6.0	2.5	2.3	1.26	52	146
Babicanora FW	UB18-20	10.3	11.4	1.1	0.7	0.79	90	149
Babicanora FW	UB18-21	9.5	10.0	0.5	0.5	25.90	2,010	3,952
Babicanora FW	UB18-22	13.3	16.1	2.8	2.8	1.61	35	156

table continues...

Vein	Hole No.	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au (gpt)	Ag (gpt)	AgEq* (gpt)
Babicanora HW	BA18-110	342.4	342.9	0.5	0.4	2.88	270	486
Babicanora HW	BA18-116	300.8	301.4	0.6	0.5	1.72	152	281
Babicanora HW	BA18-123	240.4	244.0	3.6	2.9	0.05	328	332
Babicanora HW	BA18-124A	237.8	238.4	0.6	0.6	0.66	113	163
Babicanora HW	BA18-130	146.9	147.4	0.5	0.5	5.73	195	625
Babicanora HW	BA18-134	156.0	156.5	0.5	0.5	1.47	199	309
Babicanora HW	BA19-142	423.3	424.6	1.3	1.2	2.18	268	432
Babicanora HW	UB18-23	79.3	80.6	1.3	1.3	0.05	167	171
Babicanora Norte	BAN18-43	119.4	120.4	1.0	0.6	2.79	295	504
Babicanora Norte	BAN18-50	366.0	367.8	1.8	1.3	2.10	2	159
Babicanora Norte	BAN18-51	58.5	59.0	0.5	0.5	0.81	93	154
Babicanora Norte	BAN18-54	161.4	161.9	0.5	0.5	5.57	32	450
Babicanora Norte	BAN18-56	150.3	151.0	0.7	0.6	4.66	409	759
Babicanora Vista	UBN18-03	163.1	163.7	0.6	0.6	3.26	530	775
Babicanora Vista	BAN18-53	269.9	271.0	1.1	1.0	2.72	176	380
Babicanora Sur	BAS18-07	147.6	149.9	2.2	2.2	4.63	209	556
Babicanora Sur	incl.	149.0	149.9	0.9	0.9	8.44	376	1,009
Babicanora Sur	BAS18-09	139.4	140.1	0.6	0.6	5.47	123	533
Babicanora Sur	BAS18-10	98.6	99.8	1.3	1.2	6.56	4	496
Babicanora Sur	BAS18-14	158.6	159.6	1.1	1.1	2.30	166	338
Babicanora Sur	BAS18-16	183.5	184.7	1.2	1.1	1.14	94	180
Babicanora Sur	BAS18-19	234.5	235.5	1.0	0.8	3.29	286	533
Babicanora Sur	incl.	234.5	235.0	0.5	0.4	6.51	571	1,059
Babicanora Sur	BAS18-24	77.6	78.2	0.6	0.5	1.76	117	249
Babicanora Sur	BAS18-26	227.0	228.1	1.1	0.9	1.53	117	232
Babicanora Sur	BAS18-27	124.4	125.4	1.0	0.6	9.33	66	766
Babicanora Sur	BAS18-29	193.0	194.0	1.0	1.0	1.04	80	158
Babicanora Sur	BAS18-31	230.6	232.8	2.2	2.2	18.78	2,147	3,556
Babicanora Sur	incl.	231.7	232.8	1.1	1.1	33.85	3,905	6,444
Babicanora Sur	BAS18-33	148.6	150.0	1.4	0.9	5.01	197	573
Babicanora Sur	incl.	148.6	149.3	0.7	0.5	6.86	301	816
Babicanora Sur	BAS19-37	111.0	112.6	1.6	1.2	2.66	16	215
Babicanora Sur	BAS19-39	248.0	250.1	2.1	1.7	2.73	204	409

table continues...

Vein	Hole No.	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au (gpt)	Ag (gpt)	AgEq* (gpt)

Babicanora Sur	incl.	248.7	249.4	0.7	0.6	4.24	327	645

Babicanora Sur HW	BAS18-11	76.3	78.0	1.8	1.7	2.01	4	155

Babicanora Sur HW	BAS18-23	206.8	207.5	0.7	0.6	1.52	128	242

Babicanora Sur HW	BAS18-27	13.7	15.1	1.5	0.8	7.63	34	606

Babicanora Sur HW	BAS19-35	36.0	36.5	0.5	0.3	10.25	7	775

Babicanora Sur HW	BAS18-08	70.3	70.8	0.6	0.6	2.60	5	200

Babicanora Sur HW	BAS18-11	76.3	78.0	1.8	1.7	2.01	4	155

Babicanora Sur HW	BAS18-19	190.5	191.6	1.0	0.8	5.57	183	601

Babicanora Sur HW	BAS18-23	195.0	197.0	2.0	1.2	1.19	106	195
Note:

(1)AgEq is based on silver to gold ratio of 75:1. This was calculated using long-term silver and gold prices of US$17/oz silver and US$1,225/oz gold with approximate average metallurgical recoveries of 90% silver and 95% gold.

(2)True width is 80 to 100% of drilled width.
(3)Based on a cut-off grade of 150 gpt AgEq with a 0.5 m minimum width.
(4)U signifies an underground core hole; BA signifies a surface core hole.

(5)The Babicanora FW Vein intercept in hole BA18-122 was noted as part of Babicanora Vein. Babicanora Vista Vein intercepts in BAN18-14, BAN18-30, BAN18-33, and UBN18-03 were previously reported in various news releases as unknown veins.

Figure 1-2:         Las Chispas Area Drilling Overview Map

3,345,750 mN
3,345,500 mN
3,345,250 mN
3,345,000 mN
3,344,750 mN
3,344,500 mN
581,500 mE
581,250 mE
581,000 mE
580,750 mE
580,500 mE
580,250 mE
580,000 mE
579,750 mE
579,500 mE
LAS CHISPAS
Chiltepin 4
Chiltepin 3
Chiltepin 2
Chiltepin 1
El Cumaro
Luigi Vein
Las Chispas Vein
Unnamed
Giovanni Vein
La Blanquita
Unnamed
Giovanni Mini
Unnamed
William Tell Vein
Unnamed
Varela 1
Varela 2
El Muerto
La Bertina
0
125
250
meters

Figure 1-3:         Babicanora Area (including Granaditas Area) Drilling Overview Map

Granaditas Vein
Granaditas Dos
Ranch 2
Ranch 1
Babi Vista
Babicanora HW Vein
Babicanora Norte Vein
Flo Vein
Babicanora FW Vein
Babi Sur Vein
Amethyst
Unnamed
Unnamed
Unnamed
La Victoria
Muerto
ispas Vein
vanni Vein
LAS CHISPAS
meters
0
250
500
3,344,000 mN
3,343,500 mN
3,343,000 mN
3,342,500 mN
3,342,000 mN
582,500 mE
582,000 mE
581,500 mE
581,000 mE
580,500 mE
580,000 mE
579,500 mE
579,000 mE

1.5	Mineral Processing and Metallurgical Testing

SGS de Mexico S.A. de C.V. in Durango, Mexico (SGS Durango) conducted two metallurgical test programs for the Las Chispas Project to assess gold and silver recovery. The initial metallurgical test work completed in 2017 focused on using a direct leaching method on oxide, mixed, and sulphide composite samples and was preliminary in terms of extent and complexity.

Further metallurgical test work was conducted in 2018/2019 on three composite samples representing future mill feed materials and one waste composite sample. The 2018/2019 test work included direct leaching confirmation, tests on the combined gravity concentration treatment methods, cyanide leaching on gravity tailings, as well as optimization tests on the varied combined treatment methods. A mineralogical analysis was performed at the Advanced Mineralogy Facility at SGS Canada Inc., located in Lakefield, Ontario (SGS Lakefield), on the gravity concentrate samples as well as the gravity tailings leach residue to determine bulk mineral compositions and deportment of gold and silver.

The 2018/2019 test work results and observations can be summarized as follows:

◾	Gravity concentration tests and head assays confirm that significant amounts of gold and silver in the mineralization occur in nugget gold and silver forms.

◾

The mineral samples tested respond well to the combined treatment consisting of gravity concentration and cyanidation. On average, approximately higher than 98% of the gold and 95% of the silver were extracted from the head samples, including the gold and silver recoveries reporting to the gravity concentrate.

◾

The impact of feed grind sizes tested on overall metal recoveries are insignificant; however, it appears that gold and silver extractions from the gravity concentrates using intensive cyanidation is sensitive to grinding particle size.

◾	Lead nitrate is required for cyanide leaching to improve silver recovery.

◾	Intensive leaching can extract over 99% of metal recoveries from the gravity concentrates tested.

◾

The mineralization also responds well to the combined method consisting of gravity concentration, flotation, and cyanidation. However, further confirmation testing on the gold and silver extraction from the flotation concentrate should be conducted to investigate whether the combined flowsheet can improve overall gold and silver recoveries and reduce reagent consumptions.

Based on the test results, a combined recovery method of gravity concentration and intensive leaching followed by cyanide leaching was recommended for the PEA. Further test work should be conducted to better understand the metallurgical performances of the mineralization and optimize the various parameters for process design and economical assessment. The further test work should include the investigation of metallurgical performances of various variability samples to the optimized process flowsheet. For the economic analysis of the Las Chispas Project in this PEA, a recovery of 89.9% for silver and 94.4% for gold was applied.

1.6	Mineral Resource Estimate

The February 2018 maiden Mineral Resource Estimate (Barr 2018) encompassed vein-hosted material at the Babicanora, Las Chispas, William Tell, and Giovanni veins and surface stockpiled material remaining from historical operations such as waste dumps, waste tailings deposits, and recovered underground muck material. This model was updated in September 2018 (Fier 2018). The Mineral Resource Estimate (Barr and Huang 2019) encompasses vein material from the Babicanora, Babicanora FW, Babicanora HW, Babicanora Norte, Babicanora Sur,

Granaditas, Las Chispas, William Tell, Giovanni, and Luigi veins and previously reported surface stockpiled material.

Drilling since September 2018 has focused on the Babicanora Area, which has enabled SilverCrest to update the Mineral Resources for these veins. Mineral Resources for the Las Chispas Area and the Granaditas Area have not been updated from Fier (2018). Table 1-2 compares the September 2018 maiden Mineral Resource Estimate (Barr 2018) to the February 2019 Mineral Resource Estimate (Barr and Huang 2019).

Table 1-2:	Maiden vs. Updated Mineral Resource Comparison(3,4)

Resource Category(1)	Tonnes (Mt)	Au (gpt)	Ag (gpt)	AgEq(2) (gpt)	Contained Au Ounces	Contained Ag Ounces	Contained AgEq(2) Ounces

September 2018 Resource

Indicated	-	-	-	-	-	-	-

Inferred	4.3	3.68	347	623	511,500	48,298,700	86,701,200

Including Area 51

Indicated	-	-	-	-	-	-	-

Inferred	1.1	7.13	613.8	1,148	256,000	22,040,000	41,238,100

February 2019 Resource

Indicated	1.0	6.98	711	1,234	224,900	22,894,800	39,763,600

Inferred	3.6	3.32	333	582	388,300	38,906,000	68,069,800

Including Area 51

Indicated	0.47	7.90	801	1,393	118,500	12,011,600	20,898,100

Inferred	0.39	6.06	715	1,170	76,500	9,032,700	14,767,600

Notes:

(1)Conforms to NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards on Mineral Resources and Mineral Reserves. Inferred Mineral Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

(2)AgEq is based on a silver to gold ratio of 75:1. This was calculated using long-term silver and gold prices of US$17/oz silver and US$1,225/oz gold with approximate average metallurgical recoveries of 90% silver and 95% gold.

(3)There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources.
(4)All numbers are rounded. Overall numbers may not be exact due to rounding.

For all Mineral Resources estimated up to February 8, 2019, SilverCrest constructed vein models using Seequent Limited Leapfrog® Geo v.4.4 and the Tetra Tech Geology Qualified Person (QP) reviewed the vein models. Veins in the Las Chispas and Granaditas areas were constrained to a minimum thickness of 1.5 m true width, and veins in the Babicanora Area were constrained to a minimum thickness of 0.5 m true width. Assay data was composted to 1.0 m lengths in the Las Chispas and Granaditas areas and to 0.5 m lengths in the Babicanora Area. Block models were constructed using GEOVIA GEMS™ v.6.8 and Mineral Resource Estimates, were calculated from surface and underground diamond drilling information A total of 2,647 composite drill core data points were used as the basis for the Mineral Resource Estimate.

One block model was developed for the February 2019 Mineral Resource Estimate. The model was developed for the Babicanora Area, which includes the Babicanora, Babicanora FW, Babicanora HW, Babicanora Norte, and Babicanora Sur veins. The block model was established on 2 m by 2 m by 2 m blocks using the percent model methods in GEOVIA GEMS™ v.6.8. Average estimated overall true vein thickness ranged from 0.84 m at

Babicanora Norte to 3.05 m at Babicanora. Refer to previous Technical Reports for modelling methodology used in the Las Chispas, Granaditas Areas and historic dumps.

Input parameters for block model interpolation included silver and gold grades. Metal grades were interpolated using Ordinary Kriging (OK) and Inverse Distance Weighted to the second power (ID2) methods. Where sufficient data existed, search parameters were based on variographic assessment. Where input grades were used from underground and drill hole sampling, multiple interpolation passes were used to first isolate the underground sample in short range searches, followed by larger searches which included both underground and drill hole sampling. Where only drill hole sampling was available, single interpolation passes were used.

A fixed bulk density value of 2.55 g/cm3 was applied to all materials within the block models. Bulk density was measured in 72 independent laboratory wax coated bulk density tests on mineralized and non-mineralized rock samples resulting in a mean density of 2.69 g/cm3 and in 641 specific gravity measurements collected and analyzed on-site by SilverCrest resulting in a mean density of 2.52 g/cm3.

Table 1-3 summarizes the Mineral Resource Estimates which are effective as of February 8, 2019. Table 1-4 includes a detailed breakdown of the vein estimates and Table 1-5 details the stockpile estimate. Figure 1-4 shows a perspective view of the block models filtered to greater than 150 gpt AgEq. These Mineral Resource Estimates adhere to guidelines set forth in NI 43-101 and the CIM Best Practices.

Table 1-3:	Summary of Mineral Resource Estimates for Vein Material and Surface Stockpile Material at the Las Chispas Property, Effective February 8, 2019(3,5,6,7,8)

Type	Cut-off Grade(4) (gpt AgEq(2))	Classification(1)	Tonnes	Au (gpt)	Ag (gpt)	AgEq(2) (gpt)	Contained Au Ounces	Contained Ag Ounces	Contained AgEq(2) Ounces
Vein	150	Indicated	1,002,200	6.98	711	1,234	224,900	22,894,800	39,763,600
Vein	150	Inferred	3,464,700	3.42	343	600	380,700	38,241,400	66,823,700
Stockpile	100	Inferred	174,500	1.38	119	222	7,600	664,600	1,246,100
Overall	-	Indicated	1,002,200	6.98	711	1,234	224,900	22,894,800	39,763,600
Overall	-	Inferred	3,639,000	3.32	333	582	388,300	38,906,000	68,069,800
Notes:

(1)Conforms to NI 43-101 and the CIM Definition Standards on Mineral Resources and Mineral Reserves. Inferred Mineral Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Mineral Resources.

(2)AgEq is based on a silver to gold ratio of 75:1. This was calculated using long-term silver and gold prices of US$17/oz silver and US$1,225/oz gold, with approximate average metallurgical recoveries of 90% silver and 95% gold.

(3)Bulk density of 2.55 t/m3 has been applied to all materials.

(4)Vein resource is reported using a 150 gpt AgEq cut-off grade and minimum 0.5 m true width; the Babicanora Norte, Babicanora Sur and Babicanora Sur HW, Babicanora FW, and Babicanora HW Veins have been modelled to a minimum undiluted thickness of 0.5 m; Babicanora Main Vein has been modelled to a minimum undiluted thickness of 1.5 m.

(5)The Babicanora resource includes the Babicanora Vein with the Shoot 51 zone. The Giovanni resource includes the Giovanni, Giovanni Mini and the La Blanquita Veins.
(6)Mineral Resource Estimates for the Las Chispas and William Tell Veins and the surface stockpiles are unchanged from the February 2018 Maiden Resource Estimate (Barr 2018).
(7)There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources.
(8)All numbers are rounded. Overall numbers may not be exact due to rounding.

Table 1-4:	Mineral Resource Estimate for Vein Material at the Las Chispas Property, Effective February 8, 2019(4,5,6,7,8)

Vein(6)	Classification(1)	Tonnes	Au (gpt)	Ag (gpt)	AgEq(2) (gpt)	Contained Au Ounces	Contained Ag Ounces	Contained AgEq(2) Ounces
Babicanora	Indicated	646,800	6.57	683	1,175	136,500	14,198,000	24,438,600
	Inferred	670,300	4.46	500	842	98,300	10,775,800	18,145,100
includes Area 51	Indicated	466,600	7.90	801	1,393	118,500	12,011,600	20,898,100
	Inferred	392,700	6.06	715	1,170	76,500	9,032,700	14,767,600
includes Shoot 51	Indicated	280,100	10.09	1,060	1,816	90,900	9,543,200	16,360,700
	Inferred	92,00	8.54	984	1,625	25,300	2,912,100	4,809,600
Babicanora FW	Indicated	157,100	7.49	676	1,237	37,800	3,411,200	6,248,500
	Inferred	207,400	7.62	465	1,037	50,800	3,103,800	6,913,400
Babicanora HW	Indicated	67,800	0.93	154	223	2,000	334,800	486,200
	Inferred	31,500	0.80	145	205	800	147,100	207,500
Babicanora Norte	Indicated	130,500	11.57	1,180	2,047	48,500	4,950,900	8,590,300
	Inferred	277,700	8.21	780	1,395	73,300	6,960,000	12,458,000
Babicanora Sur	Indicated	-	-	-	-	-	-	-
	Inferred	543,900	4.10	268	575	71,600	4,687,800	10,058,700
Las Chispas	Indicated	-	-	-	-	-	-	-
	Inferred	171,000	2.39	340	520	13,000	1,869,500	2,861,000
Giovanni	Indicated	-	-	-	-	-	-	-
	Inferred	686,600	1.47	239	349	32,500	5,269,000	7,699,800
William Tell	Indicated	-	-	-	-	-	-	-
	Inferred	595,000	1.32	185	284	25,000	3,543,000	5,438,000
Luigi	Indicated	-	-	-	-	-	-	-
	Inferred	186,200	1.32	202	301	7,900	1,210,200	1,803,000
Granaditas	Indicated	-	-	-	-	-	-	-
	Inferred	95,100	2.46	221	405	7,500	675,100	1,239,200
All Veins	Indicated	1,002,200	6.98	711	1,234	224,900	22,894,800	39,763,600
	Inferred	3,639,200	3.32	333	582	388,300	38,906,000	68,069,800

Notes:

(1)Conforms to NI 43-101 and the CIM Definition Standards on Mineral Resources and Mineral Reserves. Inferred Mineral Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Mineral Resources.

(2)AgEq is based on a silver to gold ratio of 75:1. This was calculated using long-term silver and gold prices of US$17/oz silver and US$1,225/oz gold, with approximate average metallurgical recoveries of 90% silver and 95% gold.

(3)Bulk density of 2.55 t/m3 has been applied to all materials.

(4)Vein resource is reported using a 150 gpt AgEq cut-off grade and minimum 0.5 m true width; the Babicanora Norte, Babicanora Sur and Babicanora Sur HW, Babicanora FW, and Babicanora HW Veins have been modelled to a minimum undiluted thickness of 0.5 m; the Babicanora Main has been modelled to a minimum undiluted thickness of 1.5 m.

(5)The Babicanora resource includes the Babicanora Vein with the Shoot 51 Zone. The Giovanni resource includes the Giovanni, Giovanni Mini and the La Blanquita Veins.
(6)Mineral Resource Estimates for the Las Chispas and William Tell veins and the surface stockpiles are unchanged from the February 2018 Maiden Resource Estimate (Barr 2018).

(7)There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources.
(8)All numbers are rounded. Overall numbers may not be exact due to rounding.

Table 1-5:	Mineral Resource Estimate for Surface Stockpile Material at the Las Chispas Property, Effective September 13, 2018

Stockpile Name	Tonnes	Au (gpt)	Ag (gpt)	AgEq(2) (gpt)	Contained Gold Ounces	Contained Silver Ounces	Contained AgEq(2) Ounces
North Chispas 1	1,200	0.54	71	111	20	2,700	4,200
La Capilla	14,200	4.92	137	506	2,300	62,700	231,600
San Gotardo	79,500	0.79	121	180	2,000	308,100	459,600
Lupena	17,500	1.38	79	182	800	44,300	102,700
Las Chispas 1 (LCH)	24,200	0.78	125	183	600	97,000	142,500
Las Chispas 2	1,100	1.23	236	329	40	8,100	11,300
Las Chispas 3 (San Judas)	1,000	2.05	703	857	100	22,400	27,300
La Central	3,800	0.75	116	172	100	14,300	21,200
Chiltepines 1	200	0.87	175	240	0	800	1,200
Espiritu Santo	1,700	0.52	94	133	30	5,000	7,100
La Blanquita 2	4,600	0.53	118	158	100	17,500	23,400
El Muerto	5,800	2.52	79	268	500	14,900	50,200
Sementales	800	4.38	47	376	100	1,200	9,700
Buena Vista	400	4.62	57	403	100	700	5,100
Babicanora	10,300	1.81	56	192	600	18,500	63,300
Babicanora 2	1,000	2.63	276	473	100	8,900	15,300
El Cruce & 2,3	100	0.75	39	96	3	200	400
Babi Stockpiled Fill	800	1.80	120	255	50	3,100	6,600
LC Stockpiled Fill	300	2.50	243	431	20	2,300	4,200
Las Chispas Underground Backfill	2,000	2.10	243	431	100	16,500	26,600
Babicanora Underground Backfill	4,000	1.80	120	255	200	15,500	32,800
Total	174,500	1.38	119	222	7,600	664,600	1,246,100

Notes:

(1)Conforms to NI 43-101 and the CIM Definition Standards for Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

(2)AgEq is based on a silver to gold ratio of 75:1. This was calculated using long-term silver and gold prices of US$17/oz silver and US$1,225/oz gold with approximate average metallurgical recoveries of 90% silver and 95% gold.

(3)Resource is reported using a 100 gpt AgEq cut-off grade.
(4)Resource estimations for the historical dumps are unchanged from the February 2018 Maiden Resource Estimate.
(5)There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources.
(6)All numbers are rounded. Overall numbers may not be exact due to rounding.

Figure 1-4:        Vein Block Models Perspective (Looking West)

1.7	Mining Methods

The Tetra Tech Mining QP completed a mine plan for the Las Chispas property based on Indicated and Inferred Mineral Resources. The Mining QP notes the following regarding potential mining conditions at the Las Chispas Property:

◾

Vein widths are generally narrow (Mineral Resources were modelled to a minimum of 1.5 m with the exception of the Babicanora Norte, Babicanora Sur and Babicanora Sur HW, Babicanora FW, and Babicanora HW Veins which were modelled to a minimum undiluted thickness of 0.5 m. True widths may be narrower.

◾	The dip of the veins are generally steep, ranging from 55° to vertical.

◾	In some areas, multiple veins run near parallel or intersect.

Based on this analysis, mechanized cut-and-fill mining, with and without resuing, was selected as the mining method for the PEA. The Mining QP recognizes that additional mining methods have potential for further evaluation for Las Chispas. A geotechnical assessment was not conducted for the PEA; however, site visits and limited desktop work showed relatively good ground conditions.

Based on an assessment of mining equipment, a minimum mining width of 2 m was selected. This minimum mining width was used as a basis for stope shape development using Datamine’s Mineable Shape Optimizer (MSO) software. The Mining QP prepared a preliminary cost estimate based on mining at various widths and this work was used to derive a cut-off grade strategy to proceed with mine planning.

A total of 2.8 Mt, 503,000 oz gold, and 51 Moz silver (88.9 Moz AgEq) were advanced to the mine plan. To the Mineral Resources mined, 130 kt of low-grade dilution, 675 kt of barren rock, and 180 kt of backfill dilution were added to material to be mined for processing. Mineralized material is lost to stope shapes estimated to be in excess of 3% of the mineable tonnage, with additional operating loss of 3% of the mineable tonnage deducted from this total. Table 1-6 shows a summary of resources, dilution, and losses from the mine plan.

Table 1-6:	Summary of Mine Plan Resources, Dilution, and Losses

	Tonnes	Gold (oz)	Silver (oz)	AgEq (oz)

Total Underground Resources Included in Mine Plan	2,777,865	503,140	51,120,397	88,855,902

Low-grade Dilution	129,683	1,363	243,305	345,497

Zero-grade Waste Dilution	674,760	-	-	-

Backfill Dilution	179,115	-	-	-

Operating Losses (Excluding Losses from Stope Shapes)(1)	(75,228)	(10,090)	(1,027,274)	(1,784,028)

Total Underground Mill Feed Included in the PEA	3,686,195	494,413	50,336,428	87,417,371

Surface Stockpiles	174,500	7,742	667,626	1,248,293

Total Mill Feed	3,860,695	502,155	51,004,054	88,665,664
Note:	(1)Additional material is lost to the stope shapes which is not included in this table.

The resulting stope shapes were included in a mine plan along with development. Figure 1-5 and Figure 1-6 show the mine plans completed for Las Chispas that were advanced to the financial model.

Figure 1-5:         Las Chispas Area Stopes and Development – Oblique View(Looking Northeast)

Notes:	yellow – La Blanquita; red – Giovanni; pink – Las Chispas; light blue – William Tell

Figure 1-6:         Babicanora Area Stopes and Development (Plan View)

Notes:	red – Babicanora Main; blue – Babicanora HW; white – Silica Rib; purple – Babicanora Central; light blue – Babicanora FW; yellow – Babicanora Sur; brown – Babicanora Norte; green – Granaditas

Mine scheduling was based on stope and development productivity rates and operations starting in 2022, after construction on the mill and commissioning. The mill operation will ramp up using 100 kt of historic stockpiled material, with feed from the underground mine starting in 2022. High-grade areas of the Babicanora Main Vein will be mined in the early part of the mine schedule, with lower-grade areas of the Las Chispas Area mined at the end of the mine schedule. Table 1-7 shows the mine schedule summary for Las Chispas.

The Mining QP developed a cost model to evaluate mining costs over the life-of-mine (LOM). For the PEA, SilverCrest and the Mining QP agreed to use contractor mining costs for development and to consider contractor mining through adding profit margin to mining costs for underground production.

Table 1-7:	LOM Schedule Summary

	Unit	LOM	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030

Total Mill Feed	t	3,860,695	100,000	442,570	455,684	456,980	455,773	455,793	455,753	457,018	455,782	125,341

Gold Grade	gpt	4.05	1.38	7.57	5.28	6.08	4.90	4.39	2.95	1.37	1.37	0.94

Silver Grade	gpt	411	119	656	556	612	497	388	302	219	196	168

AgEq Grade	gpt	714	223	1,224	952	1,068	864	717	523	321	299	239
Note:	all numbers are rounded

1.8	Recovery Methods

A conventional process plant using gravity concentration, cyanidation, and Merrill Crowne processes has been designed to recover gold and silver for Las Chispas Project. The plant will operate at a nominal throughput of 1,250 t/d or 456,250 t/a. As shown in the simplified flowsheet in Figure 1-7, the process plant will consist of the following process circuits:

◾	Three-stage closed-circuit crushing system

◾	Ball mill grinding circuit, integrated with coarse gold and silver recovery circuits:

–	Two parallel centrifugal gravity concentration circuits

–	One intensive leaching circuit

–	One electrowinning circuit

◾	Gold and silver recovery circuits on the gravity concentration tailings:

–	Cyanide leaching circuit

–	Counter current decantation (CCD) wash circuit

–	Merrill-Crowe precipitation circuit

◾	Gold and silver refinery

◾	Cyanide destruction

◾	Tailings dewatering

The plant feed material will be crushed in a conventional closed crushing circuit consisting of three stages of crushing. The crushed materials will be conveyed to a 2,500 t live capacity stockpile. Reclaimed from the stockpile, the crushed materials will be fed the one-stage closed grinding circuit with hydro-cyclones. Two parallel centrifugal concentrators will be intergraded into the grinding circuit to recover coarse gold and silver contained in cyclone underflow. The gravity concentrate will be further treated by the intensive cyanide leaching and electrowinning processes to recover cyanide dissolved gold and silver.

The cyclone overflow, with a particle size of 80% passing 100 µm from the grinding circuit, will be thickened prior to being leached in a conventional cyanide leaching circuit. The cyanide leaching will be conducted in seven 11,000 mm diameter by 11,000 mm high leach tanks purged with oxygen for approximately 90 hours. The leach residue will be washed in four stages of a CCD circuit to separate gold and silver bearing pregnant solution from the barren leach residue. The gold and silver in the pregnant solution will be recovered using a Merrill-Crowe recovery process. The precipitates from the Merrill-Crowe circuit and the electrowinning sludge from the intensive leach circuit will be smelted on-site to produce gold-silver doré bars.

The leach residue will be treated by the sulfur dioxide-air process to reduce weak acid dissociable (WAD) cyanide content to less than 10 mg/L. The detoxicated leach residue will be dewatered by two vacuum belt filters to reduce water content to approximately 20 to 25% or less prior to be conveyed to residue storage facility for dry stacking.

The overall metal recovery was projected as 94.4% for gold and 89.9% for silver based on metallurgical test results and the current mine plan. During the proposed LOM, the process plant is expected to produce 474,000 oz gold and 45,834,000 oz silver contained in the gold-silver doré. Table 1-8 provides LOM doré production projections.

Figure 1-7:         Simplified Process Flowsheet

RAW ORE
GRIZZLY & HOPPER
GRIZZLY FEEDER
PRIMARY CRUSHER
HOPPER
HOPPER
SECONDARY CRUSHER
TERTIARY CRUSHER
PRIMARY SCREEN
FINE ORE STORAGE STOCKPILE
VIBRATING FEEDERS
PRIMARY CLASSIFYING CYCLONE
SCREEN
PRIMARY CONCENTRATOR
PRIMARY BALL MILL
ELECTROWINNING
INTENSIVE LEACHING
VENDOR PACKAGE
REGRINDING MILL
LEACHING PROCESS
CYANIDE
OXYGEN
4-STAGE CCD WASH
LEACHING FEED THICKENER
O/F
CYANIDE DETOX
VACUUM PUMP
DE-AERATION TOWER
CLARIFIER FILTER
PREGNANT SOLUTION TANK
LEAD NITRATE
Zn DUST
PRECOAT
PRECIPITATE FILTER PRESSES
PRECIPITATE TRANSFER CART
PRECIPITATE DRYING OVEN
SILVER
DORE
HEAVY METAL
BARREN SOLUTION TANK
PRECIPITATE MIX TANK
FILTER PRECOAT TANK
VENDOR PACKAGE
U/G BACKFILL
TAILINGS STOCK TANK
TAILINGS BELT FILTER
TAILINGS STORAGE
TAILINGS DRY STACKER
PROCESS WATER TANK
PROCESS WATER DISTRIBUTION

DWG. NO.	REFERENCE DRAWINGS	REV. No.	DESCRIPTION	DATE	BY	REV. No.	DESCRIPTION	DATE	BY
						B	ISSUED FOR THROUGHPUT UPDATE	[illegible]	DF
						A	ISSUED FOR CLIENT REVIEW	[illegible]	DF

SECTION: PROCESS
SCALE: NONE
DRAWN BY: [illegible]
CHECKED BY: [illegible]
APPROVED: [illegible]

SILVERCREST
TETRA TECH

LAS CHISPAS PEA PROJECT
PROCESS FLOWSHEET No.1
SIMPLIFIED PROCESS

PROJECT NUMBER	DRAWING NUMBER	REV.
704-ENVVANC03018-05	1000-00-001	B

Table 1-8:	LOM Doré Production Projection

	Units		Production Year
		Total/ Average	-1	1	2	3	4	5	6	7	8	9

Mill Feed	kt	3,860,695	100,000	442,570	455,684	456,980	455,773	455,793	455,753	457,018	455,782	125,341

Mil Feed Grade	gpt Au	4.05	1.4	7.6	5.3	6.1	4.9	4.4	2.9	1.4	1.4	0.9
	gpt Ag	411	119.0	656.5	555.8	612.1	496.6	387.6	302.0	218.7	196.1	167.8

Recovery	% Au	94	89.4	94.4	94.4	94.4	94.4	94.4	94.4	94.4	94.4	94.4
	% Ag	90	84.9	89.9	89.9	89.9	89.9	89.9	89.9	89.9	89.9	89.9

Gold and Silver Production in Doré	oz Au	473,812	3,967	101,703	73,057	84,302	67,816	60,735	40,750	18,988	18,903	3,592
	oz Ag	45,833,515	324,822	8,397,549	7,319,748	8,084,643	6,541,819	5,105,671	3,978,327	2,889,498	2,583,451	607,985
	oz AgEq(1)	81,369,437	622,310	16,025,246	12,798,989	14,407,317	11,628,015	9,660,785	7,034,608	4,313,606	4,001,139	877,422
Notes:

(1) AgEq is based on silver to gold ratio of 75:1. This was calculated using long-term silver and gold prices of US$17/oz silver and US$1,225/oz gold with approximate average metallurgical recoveries of 90% silver and 95% gold. All numbers are rounded.

1.9	Project Infrastructure

The Las Chispas Property can be accessed via the 10 km existing access road from Highway 89, which is a two-lane, paved all-weather highway. Access road upgrades will be required to facilitate transport of equipment and materials during construction and operation. Figure 1-8 illustrates the overall Las Chispas Project site layout.

The process plant will consist of the crushing, screening, stockpile, grinding, gravity separation, intensive leaching, CCD wash, leaching, reagents, cyanide detoxification, tailings dewatering areas and the gold room. Most of the process plant footprint will be open and roofed only where necessary. The reagent storage and gold room will be enclosed buildings. The gold room will be constructed with thick concrete floors and walls, complete with a heavy-duty building enclosure, closed-captioned televisions (CCTVs), motion sensors and alarms to prevent unauthorized entry.

A fibre-optic backbone will be included throughout the plant to provide an ethernet-type system for voice, data, and control systems bandwidth requirements.

The administration building will be a single-storey, air-conditioned modular building completed with mine dry, lockers, shower facilities, first aid, and office areas for the administrative, engineering, and geology staff.

The maintenance shop will house a wash bay; repair bays; parts storage areas; welding area; machines shop; electrical room; mechanical room; compressor room; and lube storage room, supported by the adjacent storage warehouse, which will be a pre-engineered building with offices and mine dry.

The assay laboratory will be a single-story modular building complete with the required laboratory equipment for grade assaying and control. The laboratory will be equipped with all the required heating, ventilation, and air conditioning (HVAC) systems and chemical disposal equipment.

The power plant will consist of four 1.2 MW diesel generator sets, three operating and one standby. The diesel generators will be located as close as possible to the grinding/mill loads, as these are the largest loads.

Fuel storage requirements for mining equipment, process equipment, and ancillary facilities will be supplied from above-ground diesel fuel tanks located near the portal.

Two “dry stack” type tailings facilities (DSTFs) will be constructed to store tailings at surface that are not used for underground backfill. The surface tailings will be thickened and filtered at the plant and conveyed to the DSTF. The DSTFs will be sited to the north and west of the proposed process plant at a location that does not conflict with drainage and access roads that are located in the adjacent valley bottom. The foundation soils will be compacted to mitigate seepage and a contact water collection ditch will be constructed downstream to intercept runoff and seepage. The contact water collection ditches will drain to storage ponds where the contact water may be treated, if required, and released or pumped back to the process plant for re-use. Surface water diversion ditches will divert surface water from the small catchment area upslope of the DSTFs. The DSTF slope design geometry is 3H:1V to suit typical stability and closure requirements. The east and west DSTFs will be constructed sequentially over the mine life, and ultimately reach approximately 30 m and 38 m high, respectively. Area for potential tailings storage is being permitted.

TECHNICAL REPORT AND PRELIMINARY ECONOMIC ASSESSMENT FOR THE LAS CHISPAS PROPERTY, SONORA, MEXICO

AMENDED DATE: JULY 19, 2019 | EFFECTIVE DATE: MAY 15, 2019

Figure 1-8:         Overall Las Chispas Project Site Layout

PROPOSED RUN-OFF COLLECTION DITCH
LABLO PORTAL
PROPOSED COLLECTION POND WEST
DRY STACK TAILINGS FACILITY WEST (EL. 1170 m)
3H:1V
PROPOSED RUN-OFF COLLECTION DITCH
SPILLWAY
BABI CENTRAL PORTAL
EXISTING AND PROPOSED EXPANSION TO FRESH WATER RESERVOIR
PROPOSED RUN-OFF COLLECTION DITCH
PROPOSED COLLECTION POND EAST
PROPOSED RUN-OFF COLLECTION DITCH
DRY STACK TAILINGS FACILITY EAST (EL. 1190 m)
3H:1V
POTENTIAL DRY STACK TAILINGS EXPANSION AREA
MILL PAD
ADMIN, LAB, WAREHOUSE
POTABLE WATER WELL, TANK, AND CHLORINATION MODULE
ACCESS ROAD
BABI MAIN / AREA 51 PORTAL
EXPLOSIVES MAGAZINE 1
EXPLOSIVES MAGAZINE 2
3 344 250 N
3 344 000 N
3 343 750 N
3 343 500 N

NOTES:

1. HORIZONTAL DATUM/PROJECTION: MEXICO ITRF92 / UTM ZONE 12N, MEXICO ITRF92 - METRES
2. TOPOGRAPHIC CONTOURS PROVIDED BY SILVERCREST METALS INC.

0 — 250m

Scale: 1:5,000 @ 11"x17"

DESIGN VOLUME	
DRY STACK TAILINGS FACILITY WEST	935,000 m³
DRY STACK TAILINGS FACILITY EAST	450,000 m³
TOTAL	1,385,000 m³

LEGEND:

- 10 m MAJOR CONTOUR INTERVAL
- 5 m INTERMEDIATE CONTOUR INTERVAL
- RUN-OFF COLLECTION DITCH

CLIENT

SILVERCREST Metals Inc.

TETRA TECH

LAS CHISPAS PEA PROJECT

PLAN VIEW SHOWING CONCEPTUAL SITE LAYOUT

PROJECT NO.	DWN	CKD	REV
MIN.VMIN03016-01	EL	GJ	A
OFFICE	DATE		
VANCOUVER	JUNE 03, 2019		

FIGURE 1-7

1.10	Environmental Studies, Permitting, and Social or Community Impact

Under the framework of Mexican Regulation, several environmental permits are required prior to construction and to advance large mining projects such as Las Chispas Project into production. SilverCrest has received four exploration permits which independently authorize surface drilling activities at various locations on the Property with allowance for development of 461 drill pads and require exploration roads.

There are three Secretariat of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales or SEMARNAT) permits that are required prior to construction: an environmental impact statement (Manifestación de Impacto Ambiental [MIA]), a risk study (Estudio de Riesgo or [ER]), and an application for a change in forestry land use (Cambio de Uso de Suelo en Terrenos Forestales or [CUSTF]). SilverCrest initiated environmental baseline surveys that have been used for the MIA application and authorization for underground drilling, underground bulk sampling up to 100,000 t for processing off-site and site access road improvements. An MIA permit application was submitted in May 2018 and is pending authorization for the siting of the process plant that is estimated to be received in the second half of 2019. As of the effective date of this PEA, limited baseline work has been conducted on groundwater and surface water systems. This work is expected to start in May 2019 and will be required prior to mine production for authorization of Water Use Concessions and the Water Discharge Permit. As of the effective date of this PEA, SilverCrest owns 300,000 m3 of water rights. This volume is estimated to be sufficient to cover the needs of a 2,000 Mt/d operation. Pursuant to the completion of the baseline studies, SilverCrest will seek application to SEMARNAT for required approvals under the environmental impact assessment process.

SilverCrest has submitted application for a “General Explosives Permit” to the Secretariat of National Defense (Secretaría de la Defensa Nacional or SEDENA) to authorize storage of explosives on-site. Prior to submitting this request, SilverCrest had to complete the construction of two magazines required during the operation. This permit for explosives storage is in the application process through SEDENA. Currently, SilverCrest holds a temporary permit for use of explosives with provision that require transportation and off-site storage managed by SEDENA. The temporary explosives permit will expire on June 28, 2019 and will require the General Explosives Permit, which is anticipated in July 2019 to continue with underground development.

SilverCrest maintains positive relations with various local stakeholder groups including the municipalities of Banamichi and Arizpe, local Ejidos and Land Owners. A social impact study (Trámite Evaluación de Impacto Social or EVIS) should be completed to provide a socio-economic baseline later in the Las Chispas Project’s permit management program.

Work completed to date as part of the MIA applications indicated that the Las Chispas Project has potential for low to moderate impact to local water, air, landscape and potential for moderate to high impact on the local soils, flora, and socio-economic conditions. No known environmental liabilities exist on the Property from historical mining and process operations. Soil and tailings testing were conducted as part of the overall sampling that has been ongoing on-site.

A formal Reclamation and Closure Plan has not been developed for the project and thus reclamation bonds have not yet been established.

1.11	Capital and Operating Costs

1.11.1	Capital Costs

The total estimated initial capital cost for the design, construction, installation, and commissioning of the Las Chispas Project is US$100.5 million. A summary breakdown of the initial capital cost is provided in Table 1-9. This total includes all direct costs, indirect costs, SilverCrest’s costs, and contingency. All costs are shown in US dollars unless otherwise specified.

Table 1-9:	Capital Cost Summary

	Area	Capital Cost Estimate (US$ million)

10	Site Preparation and Access Roads	1.1

25	Underground Mining	19.3

30	Process	27.5

40	Tailings	4.4

50	Overall Site	2.3

70	On-site Infrastructure	6.7

Direct Cost Subtotal		61.3

X	Project Indirect Costs	16.3

Y	SilverCrest’s Costs	8.1

Z	Contingency	14.8

Indirect Cost Subtotal		39.2

Total Initial Capital Cost		100.5

The accuracy range of the estimate is ±35%. The base currency of the estimate is US dollars (US$).

Table 1-10 shows the foreign currency exchange rates for the US dollar to the Canadian dollar (CAD$), and for US dollar to Mexican peso (MXN$) which were applied as required.

Table 1-10:	Foreign Exchange Rates

Base Currency (US$)	Currency
1.00	CAD$0.75
1.00	MXN$20.00

1.11.2	Operating Costs

The average LOM operating cost, at a design mill feed rate of 1,250 t/d, was estimated at US$98.66/t of material processed. The operating cost is defined as the total direct operating costs including mining, processing, and general and administrative (G&A) costs. Table 1-11 shows the summary breakdown of the operating costs.

Table 1-11:	Operating Cost Summary

Area	LOM Average Operating Cost (US$/t processed)
Mining	50.91*
Process and tailings management	32.61
G&A	15.14
Total LOM Operating Cost	98.66
Notes:	*Includes stope development but excludes capitalised underground development.

Figure 1-9 shows the operating cost distribution by area.

Figure 1-9:         Operating Cost Distribution by Area

1.12	Economic Analysis

A PEA should not be considered a Prefeasibility or Feasibility study, as the economics and technical viability of the project have not been demonstrated at this time. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Furthermore, there is no certainty that the conclusions or results reported in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Tetra Tech Financial Model QP prepared an economic evaluation of the Las Chispas Property based on a discounted cash flow model for the 8.5-year LOM, with project development starting in 2020.

The base case forecast for the Las Chispas Property LOM shows an after-tax net present value (NPV) of US$407 million at a 5% discount rate. The after-tax internal rate of return (IRR) is forecast to be 78%, with an after-tax payback period of 0.74 years.

Table 1-12 shows a summary of the economic analysis results and Table 1-13 provides a summary of the projected cashflows for the Las Chispas Project. Figure 1-10 shows the annual after-tax net cash flows (NCFs) and cumulative net cash flows (CNCFs).

Table 1-12:	Economic Analysis Results Summary (including Discounted After-tax NPV)

	Unit	Value

Throughput	t/d	1,250

Mine Life	years	8.5

Diluted Resource	t	3,861,000

Average Diluted Silver Grade	gpt	411

Average Diluted Gold Grade	gpt	4.05

Average Diluted AgEq(1) Grade	gpt	714

Contained Silver(3)	oz	51,004,000

Contained Gold(3)	oz	502,200

Contained AgEq(1)(3)	oz	88,666,000

Silver Recovery	%	89.9

Gold Recovery	%	94.4

Payable Silver (LOM)	oz	45,765,000

Payable Gold (LOM)	oz	473,100

Total AgEq(1)	oz	81,247,000

Average Annual Production (LOM)

Silver	oz	5,384,000

Gold	oz	55,700

AgEq(1)	oz	9,559,000

Average Annual Production (Years 1-4)

Silver	oz	7,575,000

Gold	oz	81,600

AgEq(1)	oz	13,694,000

Project Revenue	US$ million	1,345

Operating Costs	US$ million	381

Government Royalties(4)	US$ million	79.1

Mining Cost(2)	US$/t	50.91

Processing Cost (US$/t)	US$/t	32.61

G&A Cost	US$/t	15.14

Total Operating Cost	US$/t	98.66

Initial Capital Cost	US$ million	100.5

LOM Sustaining Capital Cost	US$ million	50.3

		Table continues

	Unit	Value

LOM AISC	US$/oz AgEq(1)	7.52

Years 1-4 AISC	US$/oz AgEq(1)	4.89

After-tax IRR	%	78

NPV (5%)	US$ million	406.9

Undiscounted LOM Net Free Cash Flow	US$ million	522.5

Payback Period	months	9
Notes:

(1)AgEq is based on a silver to gold ratio of 75:1. This was calculated using long-term silver and gold prices of US$17/oz silver and US$1,225/oz gold with approximate average metallurgical recoveries of 90% silver and 95% gold.

(2)Includes expensed lateral development, but excludes capitalized ramp and vertical development.
(3)Contained ounces for gold and silver are estimated to include 29% Indicated Resources and 71% Inferred Resources.

(4)Royalties include Mexico Government mining royalty of 7.5% from the income on the sale of minerals extracted minus authorized deductions, and an extraordinary governmental royalty of 0.5% of the income for the sale of gold, silver and platinum by mining concession holders for environmental purposes. There are no other royalties on resources other than those imposed by law.

The Las Chispas economic model is based on the following assumptions:

◾	Gold price of US$1,269/oz; and

◾	Silver price of US$16.68/oz.

Metal prices selected for the PEA are based on three-year trailing average prices up to January 2019, spot prices for January 2019, and data from financial institutions on long-term forecasted gold and silver prices.

Figure 1-10:         After-tax Cash Flow

Table 1-13:	Summary of Cash Flows Generated over the LOM

	Units	LOM Total	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035

Development Metres	m	69,342	5,427	4,904	8,075	7,927	7,860	8,699	10,517	10,833	5,100	-	-	-	-	-	-	-

Tonnes Mined Underground	t	3,686,195	-	-	368,070	455,684	456,980	455,773	455,793	455,753	457,018	455,782	125,341	-	-	-	-	-

Tonnes from Stockpile	t	174,500	-	100,000	74,500	-	-	-	-	-	-	-	-	-	-	-	-	-

Tonnes Milled	t	3,860,695	-	100,000	442,570	455,684	456,980	455,773	455,793	455,753	457,018	455,782	125,341	-	-	-	-	-

Au Grade	g/t	4.05		1.38	7.57	5.28	6.08	4.90	4.39	2.95	1.37	1.37	0.94	-	-	-	-	-

Ag Grade	g/t	411	-	119	656	556	612	497	388	302	219	196	168	-	-	-	-	-

Au Ounces Recovered	oz	473,812	-	3,967	101,703	73,057	84,302	67,816	60,735	40,750	18,988	18,903	3,592	-	-	-	-	-

Ag Ounces Recovered	oz	45,833,515	-	324,822	8,397,549	7,319,748	8,084,643	6,541,819	5,105,671	3,978,327	2,889,498	2,583,451	607,985	-	-	-	-	-

Net Revenue from Sales	$million	1,345	-	10	265	211	238	192	160	116	71	66	14	-	-	-	-	-

Mining Costs	$million	(197)	-	(0.4)	(24.7)	(23.9)	(28.4)	(28.5)	(27.1)	(24.8)	(18.6)	(14.7)	(5.5)	-	-	-	-	-

Processing Costs	$million	(126)	-	(4.0)	(14.3)	(14.8)	(14.8)	(14.8)	(14.8)	(14.8)	(14.8)	(14.8)	(4.1)	-	-	-	-	-

G&A Costs	$million	(58)	-	(3.4)	(6.6)	(6.6)	(6.7)	(6.7)	(6.7)	(6.7)	(6.7)	(6.7)	(1.8)	-	-	-	-	-

Total Operating Costs	$million	(381)	-	(7.8)	(45.6)	(45.3)	(49.8)	(50.0)	(48.5)	(46.2)	(40.1)	(36.1)	(11.4)	-	-	-	-	-

Government Royalties	$million	(79)	-	(0)	(18)	(14)	(15)	(12)	(9)	(6)	(3)	(3)	(0)	-	-	-	-	-

Initial Capital Costs	$million	(100.5)	-	(54.6)	(45.8)	-	-	-	-	-	-	-	-	-	-	-	-	-

Sustaining Capital Costs	$million	(50.3)	-	-	-	(2.9)	(5.8)	(3.9)	(6.3)	(10.3)	(13.7)	(6.8)	(0.6)	-	-	-	-	-

Working capital	$million	(0)		-	(10.0)	-	-	-	-	-	-	-	-	10.0

Reclamation (bond and expenses)	$million	(4.0)	(4.0)											4.0	(1.0)	(1.0)	(1.0)	(1.0)

Pre-tax Cash Flow	$million	731.9	(58.6)	(43.6)	188.6	146.8	169.1	124.2	91.8	50.5	21.6	26.8	2.8	14.0	(1.0)	(1.0)	(1.0)	(1.0)

Taxable Income	$million	691.3	-	-	166.3	131.7	154.0	109.1	76.7	35.4	6.5	11.7	-	-	-	-	-	-

Taxes Payable	$million	(207.4)	-	-	(49.9)	(39.5)	(46.2)	(32.7)	(23.0)	(10.6)	(1.9)	(3.5)	-	-	-	-	-	-

Net After-tax Cash Flow	$million	524.5	(58.6)	(43.6)	138.8	107.3	122.9	91.5	68.8	39.9	19.6	23.3	2.8	14.0	(1.0)	(1.0)	(1.0)	(1.0)

NPV 5%	$million	406.9

IRR	%	78

Payback Period	years	0.74

1.13	Opportunities

The Las Chispas PEA is the first economic assessment of a potential underground mining operation and has taken in to account the combined geological, mining, metallurgical, processing and permitting considerations into a financial assessment. The work is based largely on exploration work completed by SilverCrest and is an early-stage snap shot of a conceptual mining operation which lacks the detailed investigations and engineering required to advance the project towards production. Conclusions drawn from this work provide an estimate for the time and work needed to move the Las Chispas Project from the current PEA level to a pre-feasibility study and/or a feasibility study level.

There are many opportunities that potentially could improve upon the economics of the PEA which have not been included in this PEA are considered in the next phases of work. Alone or combined, these opportunities could change the approach to development, timelines, capital requirements and operating costs described within the PEA with potential to change the scale, economics and/or the value of the property. Even if not completely understood at this time, it is important to identify and acknowledge the follow opportunities so that the next phase of work takes them into consideration when defining the project design:

◾	Exploration potential to increase resource by exploring 20 of the 30 known veins that are not in the current resource.

◾	Additional resources could potentially become additional reserves for expansion of the plant capacity and subsequent decrease in operating costs.

◾	In-filling of current isolated resources with additional resources and subsequent reserves to reduce development costs per ounce.

◾	Discovery of another high-grade vein to further smooth the decline in production for LOM.

◾	Better definition of exclude resource in this report by in-filling and potentially combining isolated zones to justify costs for development.

◾	Consider less costly mining methods in advanced studies.

◾	Complete detailed metallurgy for potential increase in precious metal recoveries.

◾	Design, permit and construct a power-line to the nation grid currently at $0.09/KWH for reduced operating costs from using diesel power at $0.28/KWH.

◾

Utilize stockpiled mineralized development tonnes mined during pre-production along with a portion of the 174,500 tonnes grading 1.38 gpt Au and 119 gpt Ag, or222 gpt AgEq, already on surface in historic dumps.

1.14	Recommendations

It is recommended that SilverCrest advance to the feasibility level to completely assess the viability of the Las Chispas Project. Prior to completion of a Feasibility Study, several investigations and laboratory test work programs are required to be completed and combined with trade-off studies. Table 1-14 shows a list of the recommended investigations and trade-off studies with a summarized cost estimate to proceed to the next level of study. Recommendations are further detailed in Section 26.0.

Table 1-14:	Cost Estimate for Recommended Work

Item	Units	Cost Estimate (US$000)

Dedicated Sampling and Metallurgical Test Work on Most Significant Veins	200 samples, composites and test work	150

Expansion and Infill Drilling Along Multiple Veins	55,000 m (surface and underground)	9,000

Area 51 Decline and Exploration	1,500 m	3,000

Environmental Baseline Work and Permitting	Decline, explosives, added drilling	445

Water Exploration, Permitting and Concessions Purchase	All rights for water use	200

Update Mineral Resources and Technical Report	Q4 2019 Technical Report	100

Rock Mechanics Studies	Desktop study	150

Cavity Monitoring Surveys	Site visit and underground study	20

Mining Method Trade-off	Desktop study	150

Drifting Along the Vein	Contract mining	1,000

Mining Software Valuation	Desktop work	25

Backfill Study	Laboratory test work and desk top study	25

Ventilation and Escape Way Planning	Desktop study	25

Metallurgical Test Work	Laboratory test work	200

Project Infrastructure and Surface Geotechnical	1,000 m geotechnical drilling, construction scheduling	350

Dry Stack Tailings	Geotechnical, geochemistry, and test work	150

Financial and Feasibility Study	H2 2019 and H1 2020 FS	2,000

Mexico Administration and Labour	G&A	1,500

Corporate Support	Corporate G&A	500

Total	-	20,590

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED

TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

Under the Business Corporations Act (British Columbia) (the “BCBCA”) the Registrant may indemnify a director Under the Business Corporations Act (British Columbia) (the “BCBCA”) the Registrant may indemnify a director or officer, a former director or officer, or an individual who acts or acted as a director or officer of an affiliate of the Registrant, or at the Registrant’s request as a director or officer (or in a similar capacity) of another corporation or other legal entity, against all judgments, penalties or fines awarded or imposed in, or amounts paid in settlement of, any legal proceeding or investigative action, whether current, threatened, pending or completed, in which such individual or any of his or her heirs and personal or other legal representatives is or may be joined as a party, or is or may liable for in respect of a judgment, penalty or fine in, or expenses related to such legal proceeding or investigative action because of serving in such capacity, on condition that (i) the individual acted honestly and in good faith with a view to the best interests of the Registrant or such other corporation or legal entity, and (ii) in the case of such a proceeding or investigative action other than a civil proceeding, the individual had reasonable grounds for believing that his or her conduct was lawful. The Registrant may, after the final disposition of such a legal proceeding or investigative action, pay all costs, charges and expenses, including legal and other fees, actually and reasonably incurred by such person described above in respect of such a legal proceeding or investigative action, providing such person complies with (i) and (ii) above. The Registrant may, as they are incurred in advance of the final disposition of such legal proceeding or investigative action, pay such costs, charges and expenses as they are actually and reasonably incurred by such person described above, provided it obtains a written undertaking that such person will repay the amounts advanced if it is ultimately determined that the individual did not comply with (i) and (ii) above. Under the BCBCA, an individual described above is entitled to indemnification from the Registrant in respect of such costs, charges and expenses actually and reasonably incurred after the final disposition of such legal proceeding or investigative action as a matter of right if the individual has not been reimbursed for such costs, charges and expenses and is wholly successful in the outcome of such legal proceeding or investigative action, or is substantially successful on the merits thereof, providing such individual complies with (i) and (ii) above. On application of the Registrant or an individual described above, the Supreme Court of British Columbia may order (A) the Registrant to indemnify a person described above in respect of any liability incurred by such person in respect of such a legal proceeding or investigative action, (B) the Registrant to pay some or all of the expenses incurred by such individual in respect of such legal proceeding or investigative action, (C) the enforcement of, or any payment under, an agreement of indemnification entered into by the Registrant, (D) the Registrant to pay some or all of the expenses actually and reasonably incurred by such person described above in obtaining such an order, and/or (E) any other order that the Court considers appropriate.

In accordance with the BCBCA, the Articles of the Registrant provide that the Registrant must indemnify a person named above, and such person’s heirs and legal personal representatives, against all judgments, penalties or fines awarded or imposed in, or amounts paid in settlement of, any legal proceeding or investigative action, whether current, threatened or completed, in which such individual or any of his or her heirs and legal personal representatives is or may be joined as a party, or is or may be liable for in respect of a judgment, penalty or fine in, or costs, charges and expenses, including legal and other fees relating to such legal proceeding or investigative action, because of that person having been a director or officer of the Registrant, provided that (i) the individual acted honestly and in good faith with a view to the best interests of the Registrant; and (ii) in the case of such a legal proceeding or investigative action other than a civil proceeding, the person had reasonable grounds for believing that his or her conduct was lawful. The Articles of the Registrant also provide that the Registrant must, after the final disposition of such a legal or investigative action, pay all costs, charges and expenses, including legal and other fees, actually and reasonably incurred by such person in respect of such a legal proceeding or investigative action, provided such individual complies with (i) and (ii) above. The Registrant must pay, as they are incurred in advance of the final disposition of such legal proceeding or investigative action, such costs, charges and expenses as they are actually and reasonably incurred by such person described above, provided it obtains a written undertaking that such person will repay the amounts advanced if it is ultimately determined that the individual did not comply with (i) and (ii) above.

A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the Articles of the Registrant and the BCBCA.

* * *

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

The exhibits listed in the exhibit index, appearing elsewhere in this Registration Statement, have been filed as part of this Registration Statement.

II-1

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.	Consent to Service of Process

A written Appointment of Agent for Service of Process and Undertaking on Form F-X for the Registrant and its agent for service of process was filed concurrently with the initial filing of this Registration Statement on Form F-10.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement on Form F-10.

III-1

EXHIBIT INDEX

Exhibit Number	Description

3.1	Underwriting Agreement

3.2	Term Sheet

4.1	Annual information form of the Registrant for the year ended December 31, 2018 (incorporated by reference from Exhibit No. 99.1 to the Registrant’s Form 40-F, filed with the Commission on March 13, 2019)

4.2	Amended audited annual consolidated financial statements of the Registrant for the year ended December 31, 2018 and the auditor’s report thereon (incorporated by reference from Exhibit No. 99.2 to Amendment No. 1 to the Registrant’s Form 40-F, filed with the Commission on April 8, 2019)

4.3	Management’s discussion and analysis of financial condition and results of operations of the Registrant for the year ended December 31, 2018 (incorporated by reference from Exhibit No. 99.3 to the Registrant’s Form 40-F, filed with the Commission on March 13, 2019)

4.4	Information circular dated April 12, 2019 with respect to the Registrant’s annual general meeting of shareholders held on May 30, 2019 (incorporated by reference from Exhibit No. 99.3 to the Registrant’s Form 6-K, filed with the Commission on April 23, 2019)

4.5	Interim consolidated financial statements of the Registrant for the nine months ended September 30, 2019 (incorporated by reference from Exhibit No. 99. 1 to the Registrant’s Form 6-K, filed with the Commission on November 13, 2019)

4.6	Interim management’s discussion and analysis of financial condition and results of operations of the Registrant for the nine months ended September 30, 2019 (incorporated by reference from Exhibit No. 99. 2 to the Registrant’s Form 6-K, filed with the Commission on November 13, 2019)

4.7	Material change report dated January 17, 2019 of the Registrant with respect to the completion of a non-brokered private placement of 100,000 units at $2.92 per unit for gross proceeds of $292,000 (incorporated by reference from Exhibit No. 99. 1 to the Registrant’s Form 6-K, filed with the Commission on January 18, 2019)

4.8	Material change report dated July 24, 2019 of the Registrant (incorporated by reference from Exhibit No. 99. 2 to the Registrant’s Form 6-K, filed with the Commission on July 25, 2019)

4.9	Material change report dated August 19, 2019 of the Registrant with respect to the completion of the August Prospectus Offering with respect to the announcement of the “August Prospectus Offering” and the “SSR Private Placement” (each as defined under “Recent Developments” in the Registration Statement) (incorporated by reference from Exhibit No. 99. 1 to the Registrant’s Form 6-K, filed with the Commission on August 20, 2019)

4.10	Material change report dated August 19, 2019 of the Registrant with respect to the completion of the SSR Private Placement (incorporated by reference from Exhibit No. 99. 2 to the Registrant’s Form 6-K, filed with the Commission on August 20, 2019)

4.11	Technical report entitled “Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico”, effective May 15, 2019, as amended and dated July 19, 2019 prepared by James Barr, P.Geo., Hassan Ghaffari, P.Eng. and Mark Horan, P.Eng. (incorporated by reference from Exhibit No. 99. 2 to the Registrant’s Form 6-K, filed with the Commission on July 29, 2019)

4.12	Material change report dated December 9, 2019 of the Registrant with respect to the announcement of an offering of 11,000,000 common shares of the Registrant at a price of $7.28 per offered common share

5.1	Consent of Davidson & Company LLP

5.2	Consent of Koffman Kalef LLP

5.3	Consent of N. Eric Fier, CPG, P. Eng.

5.4	Consent of James Barr, P.Geo

5.5	Consent of Hassan Ghaffari, P.Eng.

5.6	Consent of Mark Horan, P. Eng.

5.7	Consent of Tetra Tech Canada Inc.

6.1	Powers of Attorney (contained in the signature page of the F-10 Registration Statement filed with the Commission on December 3, 2019).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Country of Canada on December 11, 2019.

SILVERCREST METALS INC.

By:	/s/ ANNE YONG
	Name:	Anne Yong
	Title:	Chief Financial Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated and on the dates indicated.

Signature	Capacity	Date

* N. Eric Fier	Executive Director, Chief Executive Officer	December 11, 2019

/s/ ANNE YONG Anne Yong	Chief Financial Officer	December 11, 2019

* Graham C. Thody	Director & Chairman	December 11, 2019

* Ross O. Glanville	Director	December 11, 2019

* Ani Markova	Director	December 11, 2019

* Hannes P. Portmann	Director	December 11, 2019

* John H. Wright	Director	December 11, 2019

*By:	/s/ ANNE YONG
Name:	Anne Yong
Title:	Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Amendment No. 2 to the Registration Statement, in the capacity of the duly authorized representative of the Registrant in the United States, on December 11, 2019.

PUGLISI & ASSOCIATES

/s/ DONALD J. PUGLISI
Name:	Donald J. Puglisi
Title:	Managing Director